

EXHIBIT G:
BUSINESS PLAN / PITCH DECK





CYDigital ™

**Building the Marketer/Consumer Relationship,
One Blockchain at a Time**

November, 2019

TABLE OF CONTENTS

DISCLAIMER

PLEASE READ THIS DISCLAIMER SECTION AND THE RISKS SECTION CAREFULLY. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU SHOULD CONSULT YOUR LEGAL, FINANCIAL, TAX, OR OTHER PROFESSIONAL ADVISOR(S). The information set forth below may not be exhaustive and does not imply any elements of a contractual relationship. While CYDigital makes every effort to ensure that any material in this business plan is accurate and up to date, such material in no way constitutes the provision of professional advice. CYDigital does not guarantee, and accepts no legal liability whatsoever arising from or connected to, the accuracy, reliability, currency, or completeness of any material contained in this business plan. Investors and potential CYDT token holders should seek appropriate independent professional advice prior to relying on, or entering into any commitment or transaction based on, material published in this business plan, which material is purely published for reference purposes alone. CYDT tokens will not be intended to constitute securities in any jurisdiction. This business plan does not constitute a prospectus or offer document of any sort and is not intended to constitute an offer of securities or a solicitation for investment in securities in any jurisdiction. CYDigital does not provide any opinion on any advice to purchase, sell, or otherwise transact with CYDT tokens and the fact of presentation of this business plan shall not form the basis of, or be relied upon in connection with, any contract or investment decision. No person is bound to enter into any contract or binding legal commitment in relation to the sale and purchase of CYDT tokens, and no other form of payment is to be accepted on the basis of this business plan.

This business plan sets forth the structure of the CYDigital Platform envisioned and under development as of the publication date of this Business plan. This Business plan is for informational purposes only. Readers should be aware that aspects of the CYDigital Platform described in this business plan may not be incorporated into the CYDigital Platform once launched. CYDigital reserves the right in its sole discretion to modify the functions of the CYDigital Platform in light of technological, business, and other considerations. Neither U.S. Consumers nor Marketers will be able to purchase or obtain CYDT Tokens ("CYDT") until the CYDigital Platform is fully functional and CYDT has available consumptive uses to both Consumers and Marketers. CYDT will not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

This version of CYDigital Business Plan has been released as a draft - and as a draft must be read. The main purpose was to introduce CYDigital's vision and idea and receive valuable feedback from our early investors, customers or marketers. If you would like to contribute by leaving your comment, idea or feedback please email us at: mailto:info@cyd.digital.

EXECUTIVE SUMMARY

The only perpetual natural resource where the originator is not compensated…

Consumer Data.

Our new advertising application is built on compensating Consumers for their data while significantly improving the Marketer's ROI.

The Ever-Evolving Environment for Marketers

At first, browsing was the trigger for banner advertising. As consumer usage grew, so did the need for search, thus the emergence of Google, AltaVista and Internet Explorer, which in turn led to search engine advertising. Then as the need for online gathering led to social platforms, social advertising was launched. Now consumers want to protect their data and their privacy. How does a marketer operate in this environment?

Digital conglomerates (DigiCons) such as Facebook and Google have generated hundreds of millions, if not billions, of dollars by leveraging individuals' online data with Marketers for exorbitant fees while search & social advertising continues to grow at a double digit pace. As a result, today's Marketers are facing a data privacy backlash…created by those same behemoths…that impacts the Marketer's ability to reach specific targets with specific offers. And it's a privacy backlash that is driving U.S. state legislatures to enact data privacy protection laws (not to mention discussion of a national law to do the same). In addition, Marketers understand that the DigiCons are exploiting them by charging excessive fees for data and advertisements that end up reaching a wrong audience. Meanwhile, Consumers understand that their personal information and online data are at risk when the DigiCons aggregate and sell such data without each Consumer's case-by-case approval. What today's US Consumers do not know is that they may be sacrificing approximately $2500/user ($890B total in the US alone) of data value to these companies.

CYDigital and Its Value Proposition

In the age of data privacy, CYDigital uses blockchain to enable Marketers to reach consumers by providing consumers with the ability to own their data, and CYDT tokens for anonymously sharing it.

This approach is based on a novel yet simple concept: providing a means for the Consumer to capture, own, and selectively share and derive value from the data generated from all their offline and online activities. On a permission-basis only and anonymously, Consumers are incentivized to make their data available to Marketers so that Marketers can reach very specific individuals with very specific and relevant offers.

As a result, Marketers will not only uncover new opportunities, but will also be in complete alignment with global, domestic and local privacy regulations, as well as remove digital conglomerates as middlemen to reach Consumers.


SPECIALS
Consumers rewarded for anonymously sharing their data with Marketer via CYDigital
Based on shared data, Marketer proffers offer via CYD ad
Consumer rewarded for viewing offer

CYDigital refers to this as "inverted advertising," where the complete processes of outbound marketing and inbound marketing are flipped on its head.

Outbound marketing refers to any kind of marketing where a company initiates the conversation and sends its message out to an audience[1]. This includes techniques such as search engine advertising, social advertising and email marketing. Inbound marketing is a marketing methodology that is designed to draw visitors and potential customers in, rather than outwardly pushing a brand, product or service onto prospects in the hope of lead generation or customers[2]. Whereas with outbound marketing the Marketer blindly reaches out to Consumers without the Consumers' permission, and inbound marketing spreads content with the hope of reaching the correct Consumers, inverted advertising allows Consumers control the advertising process where they are paid for anonymously sharing their data, for providing permission to reach them, and for showing interest in the Marketer's advertisement/offer, aka CYD ads.

As a result, Marketers:

- Are in compliance with any data privacy legislation, as they do not own the Consumer's data nor are they able to store the Consumer's data.
- Are able to target consumers with greater specificity than any other format, as the method of targeting is based on real information provided by the Consumer…anonymously.
- Are compensating the Consumer for sharing their data and viewing their advertisements, as opposed to compensating the DigiCons.

[1] Wordstream, What is Outbound Advertising, https://www.wordstream.com/outbound-marketing.
[2] Optimizely, What is Inbound Marketing, https://www.optimizely.com/optimization-glossary/inbound-marketing/

While Marketers enjoy these benefits, Consumers benefit as well:

- They will finally have the capability of capturing, owning and profiting from their data.
- They will receive advertisements and offers that they want to receive.

To facilitate the selective exchange of Consumers' online data with Marketers, CYDigital is creating a token (the "CYDT Token" or "CYDT"[3]) to function within the CYDigital Platform as a basis to reward Consumers and to be used by Marketers as a means to compensate CYDigital for use of its platform. Within CYDigital and its initial service called the Marketer Offer System ("MOS"), Marketers will be able to:

- Receive CYDT when Consumers exchange their CYDT for the Marketers' rewards or discounts;
- Use their CYDT to reward targeted Consumers for granting them access to their Digital Pictures;
- Use their CYDT to reward targeted Consumers for engaging with their offers; and
- Buy CYDT from CYDigital when they need a certain amount of additional CYDT to access Consumers to present their offers.

Consumers will be able to:

- Earn CYDT by signing up for a Consumer account on the CYDigital Platform;
- Earn CYDT by allowing the CYDigital Platform to track and store their online-generated data;
- Earn CYDT when referred friends and family sign up for the CYDigital Platform;
- Receive CYDT when they selectively share the Digital Picture created by their online data with Marketers;
- Receive CYDT by engaging with Marketers' offers;
- Use their CYDT to access rewards and discounts offered by Marketers; and
- Buy CYDT from CYDigital when they need a certain amount of additional CYDT to access a desired reward or discount offered by a Marketer.

Thus, there will be a variety of covetable consumptive uses for the CYDT for all participants within the CYDigital Platform.

Overview of the CYDigital Platform's Mechanics

The CYDigital Platform will operate, in part, via a decentralized application (a "DApp"), available via both a mobile app and a website. Consumers will be able to sign up for accounts on the mobile app or the website and will be able to input preliminary demographic data upon account sign-up. This preliminary demographic data will create a baseline Digital Picture of each Consumer.

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[3] For purposes of clarity, CYDT will not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

The DApp will also include a plug-in, browser extension that Consumers will be able to toggle on or off, such that Consumers can enable or disable the DApp's tracking of their online activity. When a Consumer toggles the browser extension's tracking "on," the DApp will track the Consumer's online activity and create a more nuanced Digital Picture of the Consumer, which is stored in the DApp's secure data vault (the "Data Vault"). Consumers will be able to view and exclude certain previously-tracked data from their Digital Pictures on an ongoing basis. Within this infrastructure, Consumers will be able to selectively share their Digital Pictures with Marketers for the Marketers' market analysis or advertising purposes.

If a Consumer opts in to receive opportunities to share his or her Digital Picture with Marketers, the decentralized analysis layer in the Data Vault (the "Vault Analysis Layer") will aggregate high-level demographic and interest-related information from the Consumer's Digital Picture. Marketers will be able to request reports generated by the Vault Analysis Layer ("Analysis Layer Reports") to identify the subset of Consumers that are likely interested in the Marketer's product or service. Once a Marketer has identified this targeted subset, the Marketer can issue an offer to the subset, in which the Marketer offers CYDT to the Consumers who agree to receive advertisements and/or offers.


Consumer
CYDigital
The CYDigital DApp records digital activity*
Local DB
Temporary data
Activity data is transmitted via a high-performance secure protocol to a cryptographically-secured individual decentralized data record (DDR)
DDR
Query
CYDigital runs the advertiser query against Consumer DDRs who have granted access to CYDigital
CYDigital
Submit target
Return results*
Send offer details
Advertiser
* Except blacklisted and blocked data
* Contains no personal data

As a result of these Digital Pictures, Marketers will be able to:

- Better understand and cater to their target market, resulting in deeper and longer lasting relationships;
- Determine the best way to tailor offers to their targeted Consumers;
- Create "Just in Time Offers" or "Moment-of-Truth Offers" ("MOT") in which they offer CYDT to Consumers to engage with their advertisements, where the ads pop-up via the targeted Consumers' browser extensions;
- Determine how to structure and deliver "Super Offers," which are discounted offers for their products or services, to attract the targeted Consumers to their brand, and;
- Be in a position to execute on additional solutions that take advantage of blockchain benefits, e.g., data privacy programs, loyalty programs, etc.

CYDigital expects that Marketers will adopt our philosophy of shared value, respect for Consumers' time and attention, noninvasive communications with Consumers, and a Consumer's right to own their data.

BACKGROUND: PROBLEMS AND OPPORTUNITIES IN THE DIGITAL ADVERTISING MARKET

PROBLEMS FOR MARKETERS

The Outbound and Inbound Marketing Problem

Outbound marketing refers to any kind of marketing where a company initiates the conversation and sends its message out to an audience[4]. This includes techniques such as search engine advertising, social advertising and email marketing. In order to reach Consumers via outbound marketing, Marketers almost always need to engage the high-cost DigiCons (digital conglomerates). Research published in 2016 from Margaret Boland at BI Intelligence suggests that for every $1 spent on digital advertising, only $0.44 of value is delivered to the Marketer, with the rest going to the DigiCons.[5]

These massive intermediaries have been able to siphon value out of Marketers' pockets because of the limited state of competition in the digital advertising industry. Today, three of these DigiCons, Google, Amazon and Facebook, essentially control the digital advertising industry. The three companies are collecting 68.1% of digital ad spending says the firm's latest estimates. In real dollar terms this represents about $73 billion between the three companies, using the IAB's full-year 2018 spending estimates.[6] Because these companies have cornered the digital advertising market, Marketers have little choice but to pay large sums to reach Consumers, even though an incredibly large portion of that sum goes directly into the pockets of enormous intermediaries, who are delivering little value-add to Marketers in return.

	Google	facebook	amazon
Market Share			
% of Ecommerce Sales			37.7%
% of Digital Ad Spending	37.2%	22.1%	8.8%
% of Social Ad Spending		83.3%	
% of Mobile Ad Spending	33.0%	30.8%	5.2%
User Share			
% of Connected TV Users	16.8%		26.6%
% of OTT Users	96.2% (YouTube)		47.1%

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[4] Wordstream, What is Outbound Advertising, https://www.wordstream.com/outbound-marketing.
[5] Margaret Boland, *The US Digital Media Ad Revenue Report: The path to $100 billion in annual revenue by 2021*, Business Insider Intelligence (Aug. 16, 2016, 2:32 PM), https://intelligence.businessinsider.com/analysts/margaret-boland.
[6] Greg Sterling, *Almost 70% of digital ad spending going to Google, Facebook, Amazon, says analyst firm*, Marketing Land (June 17, 2019), https://marketingland.com/almost-70-of-digital-ad-spending-going-to-google-facebook-amazon-says-analyst-firm-262565

Yet in spite of this squeeze from the DigiCons, digital advertising continues to grow at a significant rate. Digital spending will hit $129 billion in 2019, claiming 54% of overall media ad spend. digital ad spending will increase over the next five years—up 85% by 2023 to over $200 billion. Meanwhile, traditional media spending will continue its slow decline.[7]



In addition, consider the value per Internet user in the US that is garnered by these intermediaries. US total digital ad spending in 2018 was $111.14B, and there were 275MM Internet users (see adjacent chart), thus US Internet Consumer users have lost approximately $400 USD each in advertising value alone.

Inbound marketing has its own set of challenges. Inbound marketing is a marketing methodology that is designed to draw visitors and potential customers in, rather than outwardly pushing a brand, product or service onto prospects in the hope of lead generation or customers[8]. Inbound marketing techniques include search engine optimization, blogging, social media, etc. There are issues with inbound marketing, including[9]:



- It is time-consuming, as it requires many resources to continually maintain a program;
- Results, if any, are generated after a lengthy period of time;
- It requires the ongoing creation of content such as videos, blogging, articles, etc.
- It requires the acquisition of marketing tools, such as content management systems.

[7] Kenshoo, *Marketing Metrics: 2019 Marks the First Year That Digital Gets More Than 50% of Total US Media Ad Spending* (April 1, 2019), https://kenshoo.com/blog/monday-morning-metrics-digital-ad-spending-more-than-half-us-media-spend/
[8] Optimizely, *What is Inbound Marketing*, https://www.optimizely.com/optimization-glossary/inbound-marketing/
[9] Dustin Bracket, *The Top 5 Problems with Inbound Marketing and How to Solve Them*, Hive (September 30, 2018), https://blog.hivedigitalstrategy.com/top-5-problems-with-inbound-marketing.

The Data Privacy Legislative Problem in the U.S.

There are sweeping changes occurring at the state legislative level across the U.S. that protect the Consumer's right to data privacy by regulating the capture and sale of the Consumer's data by commercial interests. Currently, the states that have either passed legislation or where proposed legislation is in committee includes CA (the "CCPA"), ME, NV, OR, MA and NY[10]. As an example of the burden placed on Marketers, the CCPA was originally written so that "by 2020, companies (tech and others) that collect personal information will be required, if a consumer asks them, to reveal exactly what data they have, and what they use it for. A consumer can demand that companies not sell this data to third parties (like the infamously leaky Equifax), and even that they delete all of his or her personal information. A consumer can also sue if unencrypted data is stolen by hackers."[11]

It's ironic that although the legislative actions are a direct result of the data privacy issues emanating from the large Internet players, it is the Marketer who will ultimately pay the price for the legislation, as they will lose a channel that somewhat targeted the desired Consumer segment. What is that price? In California alone, the CCPA could cost companies a total of up to $55 billion in initial compliance costs, according to an economic impact assessment prepared for the state attorney general's office by an independent research firm.[12] A report from the Information Technology and Innovation Foundation found that a nationally-enacted law mirroring the CCPA could cost the U.S. $122 billion per year.[13]

These legislative events do not take into consideration what will be done at the U.S. federal level, nor does it take into account the data privacy legislation that is being enacted across the globe on a country by country basis (notwithstanding the GDPR).

[10] Manatt Phelps & Phillips LLP, *State Privacy Laws Continue to Proliferate*, Lexology (June 20, 2019), https://www.lexology.com/library/detail.aspx?g=b3d4d357-fada-44a2-8907-b8a5291d4cd5

[11] Fast Company, *Here are 5 key details in California's new privacy law*, July 2, 2018, https://www.fastcompany.com/90178906/5-key-things-in-californias-new-privacy-law

[12] Lauren Feiner, *California's new privacy law could cost companies a total of $55 billion to get in compliance*, CNBC (October 5, 2019), https://www.cnbc.com/2019/10/05/california-consumer-privacy-act-ccpa-could-cost-companies-55-billion.html

[13] International Association of Privacy Professionals, *ITIF: Privacy law mirroring GDPR, CCPA could cost U.S. $122B*, IAPP (August 5, 2019), https://iapp.org/news/a/itif-privacy-law-mirroring-gdpr-ccpa-could-cost-u-s-122b/#

The Fragmented Data Problem



There is no 'single source of truth' for customer data.

Marketers typically depend upon an array of technologies and more than one intermediary to obtain adequate customer data because each of the technologies and intermediaries only provide fragmented consumer data. For example, Google, Facebook and Amazon each have a profile of each Consumer from the perspective of their own limited scope. These companies do not have the means to create a Consumer blueprint which combines all search, view, and purchase histories. Although Marketers are increasingly demanding more granularity in targeting capabilities to reach Consumers, Marketers are currently only able to try to piece together a complete digital picture of Consumers' wants and needs based on fragmented data.

The Advertising Fraud Problem



Data visualized by tableau   © Statista 2018

A number of entities in the digital advertising market have created armies of bots to view and click on ads, creating huge volumes of fake traffic that garner them excessive fees from Marketers. A study published by Juniper Research in September 2017 found that Marketers will lose an estimated $19B USD in 2018 from fraudulent activities creeping into the fragmented digital advertising supply chain.[14] The same report indicated Marketers' costs due to advertising fraud are expected to continue to rise, reaching $44B USD by 2022.

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[14] Juniper Research, *Ad Fraud to Cost Marketers $19 billion in 2018, Representing 9% of Total Digital Advertising Spend*, Business Wire (Sept. 26, 2017, 4:30 AM EDT), https://www.businesswire.com/news/home/20170926005177/en/Juniper-Research-Ad-Fraud-Cost-Marketers-19.

PROBLEMS FOR CONSUMERS

The "Data for Benefits" Problem

Consumers are creating tens of thousands of data points daily as they surf, chat, shop, or otherwise consume information online. At the mercy of the oligopolistic social and search platforms, Consumers are sacrificially granting the rights to their online data to mammoth Internet companies, like Facebook and Google, who are then selling access to the Consumers' data and/or profiles to third-parties. Many third-parties are then bombarding Consumers with poorly targeted advertisements and messages for which the Consumers did not subscribe. According to research published by the DMA, Acxiom and Future Foundation, 80% of Consumers believe that personal data is their property and that they should be able to share their data as they see fit.[15] Yet, "nearly 6 in 10 respondents (58 percent) said they were willing to let a third party collect at least one type of sensitive personal data … in exchange for a service or benefit"[16]. In another study, "83% of respondents are either open or neutral in their opinion about sharing data with companies if the link between the data shared and the benefits provided to them are clear."[17]


How willing are you to share data with companies knowing that the link between the data shared and the benefits provided are clear?
Strongly disagree 6%
Somewhat disagree 12%
Strongly agree 13%
Somewhat agree 39%
31%

It is clear that Consumers are willing to exchange data for some benefits. So in that vein, Consumers have reason to demand a system in which they are able to (i) determine which third-parties may have access to their online data, and (ii) receive rewards/benefits in exchange for granting such data to third-parties.

The Data Value Problem

The Data Commercialization market is huge. Data commercialization, or the ability to generate value from data for internal use or external trade, has grown to the point where "1/3 of firms report commercializing data or sharing it for revenue with partners or customers."[18] MIT's Sloan Management Review defines three categories of data commercialization value, one of which is "Data

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[15] Acxiom, *Data Privacy: What the Consumer Really Thinks*, June 2015 at 5, https://dma.org.uk/uploads/ckeditor/Data-privacy-2015-what-consumers-really-thinks_final.pdf.

[16] Center for Data Innovation, *Americans Willing to Share Sensitive Biometric, Location, and Medical Data for Benefits, National Survey Finds*, January 22, 2019, https://www.datainnovation.org/2019/01/americans-willing-to-share-sensitive-biometric-location-and-medical-data-for-benefits-national-survey-finds/

[17] Factual, *2019 Consumers & Data Privacy Perceptions*, August, 2019, https://s3.amazonaws.com/factual-content/marketing/downloads/Factual-Consumers-Data-Privacy-Perceptions-Report.pdf

[18] Forrester, *Insights Services Drive Data Commercialization*, March 8, 2017, https://go.forrester.com/blogs/17-03-08-insights_services_drive_data_commercialization/

as a Strategic Asset,"[19] which is "the heart of data monetization, where data directly generates monetary value from sale or trade, or indirect when used to create value."

"How big is the market opportunity for data monetization? In a word: big. The Strategy& unit of PwC has estimated that, in the financial sector alone, the revenue from commercializing data will grow to $300 billion per year by 2018."[20]

Taking that figure as a basis for extrapolation, Financial Services represents 7.5% of US GDP, or $1.45T[21], which is validated by the US government's estimate that the 2018 annual GDP will be measured at $20.5T.[22] CYDigital estimates that B2C revenue represents 20% of the US GDP[23], or $4.1T. So if we apply the ratio of the value of financial services commercialized data divided by its GDP contribution to the B2C contribution to the US GDP, then we can safely say that the commercialized value of B2C consumer data in the US is $820B, or $2500 per capita in the US.

$2500/person is the value lost by Consumers in the US as a result of (1) not having the means to capture their data, and (2) not having the means to monetize it.

The Identity Theft Problem

Even if Consumers have knowingly agreed to grant certain rights to their data to huge Internet companies, these Consumers have not implicitly agreed to allow such companies or third-parties to exploit their personal data or identities. That said, many of these companies and third-parties wantonly put Consumers' personal data at risk. Exemplifying this risk, Facebook breached Consumer trust when they attempted to cover up a significant hacking initiative in which Cambridge Analytica stole the online data and personal identities of 87 million Facebook users, allegedly in order to help manipulate the 2016 U.S. Presidential elections.



Breaches in data privacy will only get worse, not better.

The Malware Problem

According to OpenX, in 2016, the use of malvertising (using digital ads to spread malware) increased 132% compared to 2015.[24] Malicious ads that deliver viruses and ransomware are becoming more

[19] MIT Sloan Management Review, *What's Your Data Worth?*", Spring, 2017, http://ilp.mit.edu/media/news_articles/smr/2017/58331.pdf

[20] James E. Short & Steve Todd, *What's Your Data Worth?,* MIT Sloan Management Review (Spring, 2017), http://ilp.mit.edu/media/news_articles/smr/2017/58331.pdf

[21] https://www.selectusa.gov/financial-services-industry-united-states

[22] https://www.bea.gov/news/2019/initial-gross-domestic-product-4th-quarter-and-annual-2018

[23] B2C eCommerce as a percentage of US GDP is 2% (https://www.statista.com/statistics/324582/b2c-e-commerce-as-percentage-of-gdp-usa/), and B2C eCommerce represents 10% of all B2C sales (https://www.statista.com/statistics/379112/e-commerce-share-of-retail-sales-in-us/)

[24] OpenX Staff, *How We're Protecting Digital Advertising from Malware*, The Xchange (Aug. 7, 2017), https://blog.openx.com/how-were-protecting-digital-advertising-from-malware/.

sophisticated; some are even activated as soon as a user visits a compromised website and the ad is served.

The Ad Blocker Problem

Consumers have turned to ad blockers to improve their online experiences and reduce their mobile data costs related to unwanted ads. Research published by PageFair reports that, as of 2016, 11% of the total Internet population was blocking ads and that ad blocker usage was growing 30% year over year.[25] That said, the report also indicated that 77% of the ad blocker-using Consumers were willing to view certain advertisements. In a different report, Kantar Media, surveying adults in the world's largest advertising markets, found that overall, 20% of connected adults always use an ad blocker.[26] Again, 47% of survey respondents who used ad blockers claimed to like or tolerate advertising, but took issue with the excessive

In 2016, 11% of the total Internet population was blocking ads with ad block usage growing 30 percent year over year.

frequency and unsophisticated use of retargeting (the form of online advertising in which consumers receive ongoing ads from a site that they visited once). Thus, Consumers seem to be employing ad blocker technology not simply because the ads are an annoyance, but because the ads that they receive lack relevance to their unique interests.

The Lack of Value-Added and Well-Targeted Advertising Problem

A growing body of evidence suggests that Consumers want advertising, but only desire well-targeted advertising that offers tangible or personalized value. To assess Consumers' advertising preferences and problems, Accenture conducted a study in 2012 in which they surveyed 2,000 Consumers in the United States and United Kingdom.[27] While 86% of the Consumers in the study were concerned that their data was being tracked, 85% of the Consumers also said they realized that Marketers need personal data to deliver relevant and targeted content. In addition, nearly half of the respondents said they were receptive to allowing trusted brands to track their data in return for relevant recommendations and targeted offers. Of note, 88% of the respondents believed that Marketers should give Consumers the flexibility to control how their personal information would be used to personalize their shopping experience.

[25] Sean Blanchfield, *The State of the Blocked Web; 2017 Global Adblock Report*, Page Fair (Feb. 2017), https://pagefair.com/downloads/2017/01/PageFair-2017-Adblock-Report.pdf.

[26] Sara Guaglione, *Excessive Frequency, Retargeting Account for Ad Blocker Usage*, PublishersDaily (Feb. 21, 2018), https://www.mediapost.com/publications/article/314919/.

[27] Grace Nasri, *Why Consumers Are Increasingly Willing to Trade Data for Personalization*, Digital Trends (Dec. 10, 2012 12:00 PM), https://www.digitaltrends.com/social-media/why-consumers-are-increasingly-willing-to-trade-data-for-personalization/.

OPPORTUNITIES FOR THE CYDIGITAL PLATFORM

The Blockchain and Marketing Technology Opportunity

Blockchain as an enterprise tool is dramatically increasing in usage, and is projected to continue as such. "IDC… is forecasting spending on blockchain solutions to reach $15.9 billion by 2023. For this year it expects spending to be $2.7 billion, up from $1.5 billion in 2018."[28] And where is it going? "Of the blockchain budget, IT services and business services will take a 70% slice. But blockchain platform software is expected to grow quickly."[28] The projected spending is function of priorities, as "Deloitte...found that 53% (2018: 43%) of enterprise respondents cite blockchain as a top-five strategic priority and 56% (2018: 59%) believe blockchain will disrupt their industry. Only 6% are unsure or don't see the need to use blockchain."[29]



The Blockchain MarTech and AdTech Landscape (note: CYDigital is a part of this landscape) source: https://www.neverstopmarketing.com/first-ever-blockchain-marketing-technology-landscape/

So where does MarTech fit into the blockchain world? "Blockchain in marketing solves some of the basic problems of the industry, like: the presence of "intermediaries" and lack of process transparency."[30] But not only disintermediation, but "privacy bombs will continue to plague businesses, but blockchain could put a layer of protection on future data breaches."[31]

The greatest impact will be on the marketing stack:

"The foundation of the stack is based on Blockchain protocols – the distributed transaction ledger coupled with governing procedures. All transactions are time-stamped, cryptographically secured, and available for all to inspect. Next, the storage of data and content benefits from Blockchain's technological improvements in resilience (due to distributed architecture), authenticity (verifiable via digital signatures) and security (via

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[28] *IDC forecasts enterprise blockchain spend at $15.9 billion by 2023*, Ledger Insights (August, 2019), https://www.ledgerinsights.com/idc-enterprise-blockchain-spend-forecast

[29] Deloitte's 2019 Global Blockchain Survey, Deloitte (May 6, 2019), https://www2.deloitte.com/us/en/insights/topics/understanding-blockchain-potential/global-blockchain-survey.html

[30] Weronika Masternak, *Blockchain Application in Marketing Technology Projects*, Sagiton, https://blog.sagiton.pl/en/blockchain-application-in-marketing-technology-projects

[31] David Cooperstein, *Read This And You Can Stop Pretending You Understand Blockchain*, Adobe, https://cmo.adobe.com/content/cmo/us/en/articles/2017/8/blockchain-10.html

cryptographically secured transactions). This modern data layer sets the stage for the introduction of smart contracts – programmable agreements that operate on the Blockchain. These smart contracts supplant the role of intermediaries, arbitrating peer-to-peer relationships through transparent and verifiable code. The decentralized economy layer represents a new collection of open-source, capability-specific protocols, empowered by smart contracts and Blockchain-based storage solutions. Within this decentralized economy, new rules for business-to-customer engagement and data management will be established across the critical categories of the modern marketing economy. Finally, as the MarTech landscape is re-imaged through the lens of these application-specific, open protocols, the current application layer as we know it will become increasingly thinner and more commoditized, morphing to a collection of decentralized apps (dApps) that compete on user experience and customizability."[32]

More importantly, the greatest impact that blockchain will have on the Marketer is how Consumer relationships will deepen. "The CMO will evolve from customer/prospect data owner to "relationship trustee". Current Marketers focus on data capture, verification, and enrichment. Blockchain technology will store and intermediate access to customer/prospect data, and app protocols will standardize and commoditize the "logic" layers of how to optimize execution."[32]

Gartner sees blockchain as playing a leading role in lead generation:

"Blockchain for lead generation delivers the ability to source leads and share information using a decentralized platform in a peer-to-peer network. This is the first time blockchain is entering into the sales world, and it has the potential to have a transformational impact on the business and how sales organizations typically source leads and contact information.


Gartner Hype Cycle for CRM Sales Technology, 2019
Expectations
BI Search/Natural Language Query
Relationship Intelligence
Virtual Digital Sales Assistant
Digital Adoption Solutions
Voice-Driven Sales Apps
Embedded Analytics
Customer Success Management
Quota Planning and Optimization
Voice of the Customer
Strategic Account Management
Account-Based Marketing Platforms
Predictive Sales Forecasting
Sales Engagement Platforms
Algorithmic Guided Selling
Conversational Engagement Analytics for Sales
Knowledge Graphs for Sales
IoT for CRM Sales
Partner Data Exchange Platforms
Blockchain for Lead Generation
Integrated Planning
Mobile Sales Productivity
Sales Training and Coaching Solutions
Sales Acceleration
Recurring Revenue Management
Visual Configuration
Sales Performance Management
MDM of Customer Data
Territory Planning and Optimization
Price Optimization and Management for B2B
Partner Relationship Management (PRM)
Sales Contract Management
Data Intelligence Solutions for Sales
CPQ Application Suites
Digital Content Management for Sales
Lead Management
Sales KPI Analytics
Innovation Trigger
Peak of Inflated Expectations
Trough of Disillusionment
Slope of Enlightenment
Plateau of Productivity
Time
Plateau will be reached:
less than 2 years
2 to 5 years
5 to 10 years
more than 10 years
obsolete before plateau
As of July 2019
gartner.com/SmarterWithGartner
Gartner

"Rather than sourcing from many unreliable third-party databases, users can instead take part in a network sharing system to source leads and contacts that fit their organization, while selling leads that do not conform to their ideal customer profile to other companies that may need that lead. Currently, sales leaders will not find many vendors offering blockchain for lead generation. However, in the meantime, they can learn more about its potential use cases and prepare for an increase in the vendor landscape."[33]

[32] Todd Wells and Jeremy Posvar, *Blockchain and the Future of MarTech*, January, 2018, https://cdn.chiefmartec.com/wp-content/uploads/2018/01/blockchain_and_the_future_of_martech.pdf
[33] Gloria Omale, 4 Key Insights from the Gartner Hype Cycle for CRM Sales Technology, 2019, Gartner (October 2, 2019), https://www.gartner.com/smarterwithgartner/4-key-insights-gartner-hype-cycle-crm-sales-technology-2019/

The Digital Advertising Market Opportunity

As state earlier, digital advertising continues to grow at a significant rate. Digital spending will hit $129 billion in 2019, claiming 54% of overall media ad spend. digital ad spending will increase over the next five years—up 85% by 2023 to over $200 billion. Meanwhile, traditional media spending will continue its slow decline.[34]

According to eMarketer, digital advertising will continue to exhibit robust growth, expanding to 52.1% of total media spend in 2021 from an estimated 43.5% of total media ad spend in 2018.[35]

In the US alone, digital ad spending across desktop and mobile devices will exceed $132B in 2019, or 55% of total media spending[36]. Of that, over $92B is spent on search and social advertising, or 70% of all digital spending and 38% of all media spending[37].



Source: MAGNA | Data for 2017 and beyond are forecasts · Created with Datawrapper

US Digital Ad Spending, by Industry, 2016-2019
billions and CAGR

	2016	2017	2018	2019	CAGR (2016-2019)
Retail	$15.83	$19.80	$23.50	$27.58	14.9%
Automotive	$9.14	$11.61	$13.57	$15.65	14.4%
Financial services	$8.78	$11.01	$13.05	$15.25	14.8%
Telecom	$7.92	$9.81	$11.43	$13.15	13.5%
CPG & consumer products	$6.26	$7.92	$9.40	$11.03	15.2%
Travel	$5.97	$7.38	$8.59	$9.81	13.2%
Computing products & consumer electronics	$5.47	$6.85	$8.33	$10.12	16.6%
Media	$4.25	$5.22	$6.52	$7.89	16.8%
Entertainment	$3.45	$4.41	$5.45	$6.64	17.7%
Healthcare & pharma	$2.02	$2.52	$2.84	$3.14	11.7%
Other	$3.10	$3.86	$4.61	$5.48	15.3%
Total	**$72.20**	**$90.39**	**$107.30**	**$125.75**	**14.9%**

Note: includes advertising that appears on desktop and laptop computers as well as mobile phones, tablets and other internet-connected devices, and includes all the various formats of advertising on those platforms; numbers may not add up to total due to rounding
Source: eMarketer, June 2018

238794   www.eMarketer.com

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[34] Kenshoo, *Marketing Metrics: 2019 Marks the First Year That Digital Gets More Than 50% of Total US Media Ad Spending* (April 1, 2019), https://kenshoo.com/blog/monday-morning-metrics-digital-ad-spending-more-than-half-us-media-spend/

[35] *eMarketer Releases New Global Media Ad Spending Estimates: Digital channels will overtake traditional mediums by 2021*, eMarketer (May 7, 2018), https://www.emarketer.com/content/emarketer-total-media-ad-spending-worldwide-will-rise-7-4-in-2018.

[36] eMarketer, *US Total Media Ad Spending, by Media, 2016-2022 (billions)*, 9/16/18, https://www.emarketer.com/Chart/US-Total-Media-Ad-Spending-by-Media-2016-2022-billions/222668

[37] eMarketer, *US Digital Ad Spending, by Device and Format, 2018-2024 (billions)*, 2/8/19, https://www.emarketer.com/Chart/US-Digital-Ad-Spending-by-Device-Format-2018-2024-billions/226002

We can drill down further into industries in the US that are initially attractive to CYDigital: Retail, Financial Services, CPG and Consumer Goods, and Computing Products & Consumer Electronics. These industries will make up $64B in 2019 digital advertising spending[38]. If we apply the search and social ad share to these industries, we can expect that $45B will be spent in 2019.

US Total Media Ad Spending, by Media, 2016-2022
billions

	2016	2017	2018	2019	2020	2021	2022
Digital	$72.85	$88.40	$111.14	$132.32	$156.74	$172.39	$187.88
—Mobile	$47.09	$57.45	$76.17	$93.25	$113.21	$127.93	$141.36
—Desktop/laptop	$25.76	$30.94	$34.97	$39.07	$43.53	$44.46	$46.52
TV*	$71.29	$70.22	$69.87	$69.17	$69.52	$68.82	$68.13
Print	$25.49	$22.81	$18.74	$15.41	$12.92	$11.02	$9.63
—Newspapers**	$13.33	$11.86	$9.76	$7.96	$6.44	$5.29	$4.44
—Magazines**	$12.16	$10.94	$8.97	$7.45	$6.48	$5.74	$5.19
Radio*	$14.33	$14.33	$14.41	$14.43	$14.46	$14.49	$14.52
Out-of-home	$7.60	$7.70	$8.08	$8.16	$8.43	$8.51	$8.60
Directories	$2.35	$1.83	$1.47	$1.19	$0.99	$0.84	$0.74
Total	$193.91	$205.29	$223.70	$240.68	$263.05	$276.07	$289.50

Note: numbers may not add up to total due to rounding; *excludes digital; **print only, excludes digital; ***excludes off-air radio and digital
Source: eMarketer, Sep 2018

241594 www.eMarketer.com

US Digital Ad Spending, by Device and Format, 2018-2024
billions

	2018	2019	2020	2021	2022	2023	2024
Mobile	$72.74	$90.94	$108.80	$125.27	$141.91	$157.83	$172.96
—Search	$31.92	$40.09	$48.33	$55.41	$62.71	$68.57	$74.26
—Social	$26.98	$33.18	$38.93	$44.42	$49.61	$55.20	$30.32
—Video	$10.07	$13.59	$17.33	$21.23	$25.47	$29.93	$34.42
—Display	$1.95	$2.17	$2.37	$2.58	$2.76	$2.91	$2.86
—Other	$1.83	$1.92	$1.85	$1.63	$1.36	$1.23	$1.10
Desktop	$32.37	$30.95	$29.34	$28.16	$27.30	$26.71	$26.21
—Search	$16.58	$16.34	$15.71	$15.28	$14.71	$14.09	$13.48
—Video	$6.16	$6.78	$7.29	$7.72	$8.19	$8.68	$9.20
—Display	$3.90	$3.16	$2.53	$1.99	$1.64	$1.35	$1.10
—Social	$2.99	$2.92	$2.60	$2.41	$2.34	$2.28	$2.19
—Other	$2.74	$1.96	$1.22	$0.75	$0.42	$0.32	$0.24
Total	$105.11	$121.89	$138.14	$153.43	$169.21	$184.54	$199.17
—Search	$48.50	$56.22	$64.03	$70.70	$77.42	$82.65	$87.74
—Social	$29.97	$36.10	$41.53	$46.83	$51.94	$57.49	$62.51
—Video	$16.23	$20.37	$24.61	$28.95	$33.66	$38.61	$43.62
—Display	$5.85	$5.33	$4.91	$4.58	$4.40	$4.25	$3.96
—Other	$4.56	$3.87	$3.06	$2.37	$1.79	$1.54	$1.34

Note: 2018-2024 figures are Cowen and Company estimates; estimates are based on information from Magna Global and Interactive Advertising Bureau (IAB); numbers may not add up to total due to rounding
Source: Cowen and Company, "Ad Buyer Survey VII: Advertisers More Bullish on 2019 US Ad Spend, Led by Digital Video Ascendancy," Jan 10, 2019

244928 www.eMarketer.com

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[38] eMarketer, *US Digital Ad Spending, by Industry, 2016-2019 (billions and CAGR)*, 5/31/18, https://www.emarketer.com/Chart/US-Digital-Ad-Spending-by-Industry-2016-2019-billions-CAGR/219868

The Opportunity Stemming from Insufficient Data Privacy Solutions for Marketers

There is no singular marketing solution to meet the state by state demands for data privacy, and Marketers are left to their own designs to adhere to such demands.

There is a new category of software called Data Privacy Software[39], but these few solutions are aimed at IT and compliance staffers so that data workflow is compliant with state, national and international standards and laws. These solutions are not applicable to the Marketer inasmuch as they do not provide a means to safely send marketing communications to the Marketer's target audience, i.e., the solutions tell the Marketer what they *can't* do, not what they *can* do.

The Zero-Party Data Opportunity

A new and appealing marketing trend as emerged: zero-party data. "2019 will be the year (marketers) shift to "zero-party data." Zero-party data is information intentionally shared by the consumer, which is empowering marketers to build direct relationships with consumers, and, in turn, better personalize their marketing efforts, services, offers and product recommendations without the guesswork."[40] The emergence of zero-party data as an acceptable marketing tactic is countered with the Marketer's lack of capacity to farm and store great details from their Consumer base, so although superior to all other methods of understanding the Consumer, the Marketer just doesn't have the means to execute. As a result, there is a distinct opportunity for CYDigital to offer such a service to the Marketer.

The Data Commercialization Opportunity Beyond Advertising

Advertising is naturally the first inclination when considering data commercialization, but that is only a fraction of the overall value available to Consumers when looking to leverage their data (we previously estimated that Consumers lost $400/US Internet User in 2018 from digital advertising alone).

There are many other methods available to businesses to leverage the data they "own" to create value. Some examples include (but not limited to):

- Using data to assist in the product development process, thus creating new revenue streams;
- Customer Service feedback on performance is a vital component to the overall consumer journey, which starts with consumer data;
- Leveraging consumer data to identify other prospective consumers via algorithms and analysis is a mainstream component to outbound and inbound marketing;

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[39] See https://www.g2.com/categories/data-privacy for such solutions.
[40] Greg Petro, *10 Predictions for Retail in 2019*, Forbes, January 4, 2019, https://www.forbes.com/sites/gregpetro/2019/01/04/10-predictions-for-retail-in-2019/#77e54ed25f13

- Creating joint ventures around which data from each organization is shared for the greater gain is commonplace.

CYDigital's intent is to recover all of the $890B in Consumer data value, and funnel a portion of it back to Consumers while keeping a portion to continue to grow the company and further enable more Consumers to own and profit from their data.

THE OPPORTUNITY SUMMARY

How This All Leads to a Solution

The overall market opportunity arises as a result of these factors converging: the ever-growing constraints of privacy regulation; the willingness of a majority of consumers to exchange data for a benefit; the unnecessarily-high advertising fees funneled into the digital conglomerates; the emergence of zero-party data as the preferred means to capture Consumer data; and the combination of blockchain technology tied to data store solutions delivered in a decentralized mode.

So with the advent these factors, there is a market opportunity to (i) create a decentralized vault to store Consumers' online data, (ii) empower Consumers to determine the Marketers with which they want to share their online data, (iii) enable Consumers to receive rewards or discounts in exchange for sharing their online data with Marketers, (iv) enable Marketers to reach their targeted Consumer groups with tailored advertising, (v) provide Marketers access to more comprehensive Consumer data from their target market, and (vi) create a schema by which Marketers can safely promote their goods and services so as to stay in compliance with data privacy regulations.

Market Sizing

There are three key variables that demonstrate the market demand for CYDigital.

	TAM	SAM	SOM
ADVERTISERS	60,000 US Online Advertisers	31,000 US Online B2C Advertisers	82 Cumulative Advertisers by end of 4th year (before churn)
AD SPENDING	$241B 2019 US Total Media Spending	$82B 2019 US Search & Social Advertising Spending	$118M Projected Revenue by end of 4th year
CONSUMER DATA	$890B 2019 US Data Value generated by consumers	$534B 2019 US Data Value that consumers are willing to share	$65M Projected value delivered to US consumers by the end of [illegible] year

The first is the number of Marketers in the U.S. (CYDigital's initial geo) who have an online presence. Of the 60K of these companies, 31K are focused on B2C activities. Based on our sales and marketing efforts, CYDigital will conservatively penetrate over 80 of these Marketers by the end of the 4th year of operation.

The second variable that shapes the market demand for CYDigital's initial service offering is advertising spending within the U.S., forecasted to reach $241B USD in 2019. Given that CYDigital anticipates competing for search and social advertising budgets, $82B USD will be spent in these categories in 2019. Based on our sales and marketing efforts, CYDigital will conservatively attain $118MM USD in revenue by the end of the 4th year of operation, well within the confines of overall spending in the U.S.

The last variable is the dollar value of Consumer data generated in the U.S., totaling $890B. Applying the percentage of Consumers willing to share data for a reward (60%), our serviceable available market is $534B, and we project that by the end of the 4th year of operations that we will give back to the Consumer $65M.

THE VALUE PROPOSITION

In the age of data privacy, CYDigital uses blockchain to enable Marketers to reach consumers by providing consumers with the ability to own their data, and tokens for anonymously sharing it.

CYDigital will take all types of marketing data (transactional, attitudinal, descriptive, behavioral), and using its blockchain based system, create revenue opportunities for Marketers.

This approach is based on a novel yet simple concept: providing a means for the Consumer to capture, own, and selectively & anonymously share and derive value from the data generated by all of their offline and online activities. Consumers are incentivized to make their data anonymously available to Marketers so that Marketers can reach very specific individuals with very specific and relevant offers.

As a result, Marketers will not only uncover new opportunities, but will also be in complete alignment with global, domestic and local privacy regulations, as well as remove digital conglomerates as middlemen to reach Consumers.



Consumers rewarded for anonymously sharing their data with Marketer via CYDigital → **Based on shared data, Marketer proffers offer via CYD ad** → **Consumer rewarded for viewing offer**

CYDigital refers to this as "inverted advertising," where the complete processes of outbound marketing and inbound marketing are flipped on its head.

Outbound marketing refers to any kind of marketing where a company initiates the conversation and sends its message out to an audience[41]. This includes techniques such as search engine advertising, social advertising and email marketing. Inbound marketing is a marketing methodology that is designed to draw visitors and potential customers in, rather than outwardly pushing a brand, product or service onto prospects in the hope of lead generation or customers[42]. Whereas with outbound marketing the Marketer blindly reaches out to Consumers without the Consumers' permission, and inbound marketing spreads content with the hope of reaching the correct Consumers, inverted advertising allows Consumers control the advertising process where they are paid for anonymously sharing their data, for providing permission to reach them, and for showing interest in the Marketer's advertisement/offer, aka CYD ads.

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[41] Wordstream, What is Outbound Advertising, https://www.wordstream.com/outbound-marketing.
[42] Optimizely, What is Inbound Marketing, https://www.optimizely.com/optimization-glossary/inbound-marketing/

CYDigital will adhere to its philosophy of shared value, respect for Consumers' time and attention, noninvasive communication with Consumers and, most importantly, Consumers' ownership of their data. Integrity goes hand in hand with regard for privacy. Marketers that participate in our system will be building loyalty and trust with Consumers from which all will benefit.

CYDigital will build integrity through:

- Sharing in the value chain
- Respect for Consumers' time and attention
- Noninvasive communications
- Consumer ownership of data
- Protection of Consumer data from abuse
- Shielding Consumers from uninvited advertising

Marketer Market Positioning

Relative to the Marketer, primary positioning will focus on defining itself as a MarTech 3.0[43] solution that is completely different from inbound and outbound advertising, and provides deep and lasting relationships with Consumers insight without violating any data privacy laws in any country, leading to greater revenue opportunities, and the disintermediation of digital conglomerates thus reducing ad costs. To this end, we will incorporate four essential factors:

- CYDigital is a blockchain-based decentralized solution…
- …that embraces a new form of advertising called inverted advertising, which is completely different from inbound and outbound marketing…
- …that creates deep and lasting Consumer relationships without running afoul of data privacy regulations…
- …that result in greater revenue opportunities, Digital Conglomerate disintermediation, and significantly lower ad costs.

Consumer Market Positioning

CYDigital will position its solution relative to the Consumer's willingness to share data if there is value exchanged for that data. As noted earlier, "nearly 6 in 10 respondents (58 percent) said they were willing to let a third party collect at least one type of sensitive personal data … in exchange for a service or benefit"[44]. CYDigital is that third party. So as a Personal Data Store (PDS) model[45], CYDigital can convert that which the Consumer does every day into value for that Consumer.

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[43] "MarTech 3.0 requires broader, deeper, and current customer views to support psychographic segmentation and personalized, highly tailored responses driven by interpretations of recent buyer activity." The Marketing Journal, *Marketing Maturity – Are We There Yet?,* July 11, 2017, http://www.marketingjournal.org/martech-maturity-are-we-there-yet-frank-grillo-and-brett-eckrich/

[44] Center for Data Innovation, *Americans Willing to Share Sensitive Biometric, Location, and Medical Data for Benefits, National Survey Finds*, January 22, 2019, https://www.datainnovation.org/2019/01/americans-willing-to-share-sensitive-biometric-location-and-medical-data-for-benefits-national-survey-finds/

[45] https://medium.com/@shevski/are-personal-data-stores-about-to-become-the-next-big-thing-b767295ed842

THE INITIAL CYDIGITAL SERVICE

The initial CYDigital solution is focused on advertising. It connects to the Consumer's data and processes to facilitate connections between Consumers and Marketers who have offers that may be of interest to the Consumers. Note that this interaction and the sharing of Consumer data with Marketers is completely at the discretion of the Consumer. This initial CYDigital Service is called the Marketer Offer System ("MOS").

CYDigital is the mediation point between the Marketer and the Consumer. CYDigital works with the Marketer to make high-value and rewarding offers available to Consumers. The Consumer decides if the Marketer can have a limited snapshot of their data by accepting the offer and the accompanying CYDT reward. The CYDigital Service Analysis Layer accomplishes this by digesting and structuring Consumer usage data stored in the Consumer's private location node.


Advertiser
CYDigital
DDR
Submit target query
Return results*
Send offer details
Query
CYDigital runs the advertiser query against Consumer DDRs that have granted access to CYDigital.
* Contains no personal data

CYDigital takes steps to make sure that Consumer data has not been tampered with and is structured in a consumable way for the CYDigital processes. CYDigital does not record or store any of the Consumer's underlying data in its own database.

Another feature of the CYDigital system is its real time offer engine. With consumer permission, CYDigital can serve up offers from Marketers to Consumers while Consumers are shopping for a product or service. These are high-relevancy offers made while the Consumer is showing the most interest.

WHY IS MOS THE FIRST SERVICE FROM CYDIGITAL?

As stated earlier, the Consumer has the opportunity to reach into their data store created from their online activities and gain $2500 from monetization. Of the $2500, approximately $400 can be monetized from online advertising.

Strategically, CYDigital will reach Marketers who deploy online advertising, where we believe we can make the quickest headway into both the Consumer and Marketer markets. From there, we can then approach our Marketers with additional services that can be derived from Consumer data, such as product development, produce feedback, cooperative data sharing, customer service, and so forth. Each additional service allows the Consumer to generate additional CYDT.

Although the MOS is the first software-based solution from CYDigital, the company is prepared to offer a variety of services-based blockchain solutions including privacy programs, loyalty programs, etc., all of which leverage our in-house blockchain capabilities. These solutions must be in alignment with CYDigital product development schedule, in which case CYDigital will work with the Marketer towards an agreement that is of benefit to both parties.

CYDIGITAL'S USE OF BLOCKCHAIN

CYDigital uses a permissioned blockchain to record all token transactions such as rewards earned, grants, friends and family transfers, and purchases. Furthermore, the blockchain records all smart contract agreements between Consumers and Marketers. When a consumer interacts with a Marketer's offer, a smart contract automatically executes fulfilling the terms of the offer. For example, the Marketer may offer a product discount to the targeted Consumer. The offer states a CYDT reward that will be granted to the Consumer for interacting with the offer, and the offer may also contain an agreement for an exchange of a small amount of information from the Consumer. The Consumer clicks on the offer and the terms of the smart contract are executed, i.e., the CYDT reward is transferred to the Consumer and perhaps some information is sent to the Marketer. This is all recorded on the blockchain.

In order for the CYDigital blockchain to adhere to our values of data privacy and activity transparency, we will employ a unique identifier to each individual offer and CYDT transaction. This will allow us to store the transaction on the blockchain based on the unique ID and record in the Consumer's DDR the same unique ID for cross reference. Thus, if the Consumer should decide to limit access to their data, no personal data will be left on the blockchain. However, CYDigital will retain the anonymous activity.

CYDigital will use the offer activity data on the blockchain as the third prong in our offer targeting system, along with the local data source and the DDR. This will allow CYDigital to deepen it's targeting queries and improve its analysis of trending data. CYDigital will also use the blockchain activity as a transparent source for the Marketer to demonstrate consumer activity and as proof of campaign reach. As a result of the CYDigital system structure, campaign results will be highly secure.

CYDT: THE CYDIGITAL TOKEN

To facilitate the selective exchange of Consumers' online data with Marketers, CYDigital is creating a token (the "CYDT Token" or "CYDT"[46]) to function within the CYDigital Platform. Within CYDigital and its initial service called the Marketer Offer System ("MOS"), Marketers will be able to:

- Receive CYDT when Consumers exchange their CYDT for the Marketers' rewards or discounts;
- Use their CYDT to reward targeted Consumers for granting them access to their Digital Pictures;
- Use their CYDT to reward targeted Consumers for engaging with their offers; and
- Buy CYDT from CYDigital when they need a certain amount of additional CYDT to access Consumers to present their offers.

Consumers will be able to:

- Earn CYDT by signing up for a Consumer account on the CYDigital Platform;
- Earn CYDT by allowing the CYDigital Platform to track and store their online-generated data;
- Earn CYDT when referred friends and family sign up for the CYDigital Platform;
- Receive CYDT when they selectively share the Digital Picture created by their online data with Marketers;
- Receive CYDT by engaging with Marketers' offers;
- Use their CYDT to access rewards and discounts offered by Marketers; and
- Buy CYDT from CYDigital when they need a certain amount of additional CYDT to access a desired reward or discount offered by a Marketer.

Thus, there will be a variety of covetable consumptive uses for the CYDT for all participants within the CYDigital Platform.

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[46] For purposes of clarity, CYDT will not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

WHAT IS THE INITIAL CYDIGITAL BUSINESS MODEL?

The CYDigital business model relies on bringing Consumers and Marketers together, using the power of the CYDT token, without the additional steps required by today's middlemen.

CYDigital will deploy two strategies to build and grow its Consumer base and with it, its revenues.

Inside-Out Approach

The first strategy to build and grow the Consumer base focuses on the Marketer's Consumers: through Marketers, engage with their known Consumers.

The quid pro quo: CYDigital is given access to the Marketer's database, and the Marketer shares in the advertising revenue generated from their database from other Marketers[47]. Additionally, the Marketer will have the ability to use the system to reach their database at no charge. In essence, the CYDigital system becomes another channel for the Marketer to reach his/her Consumers, in addition to email.

There are multiple advantages with this strategy: (1) ad spend to build the CYDigital Consumer base is not necessary; and (2) any new Consumer from the CYDigital network effect will belong to CYDigital, and not shared with the Marketer.

Our intent is to reach Marketers using a direct sales approach, i.e., direct contact with Marketers to present and sell CYDigital, as well as an indirect sales approach, i.e., via agencies so that they may in turn present the solution to their clients.

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[47] The Marketer has the ability to exclude other companies from using their database entries, including competitors, unless that entry already exists in the system.

Outside-In Approach

The second strategy is where CYDigital will directly recruit Consumers with the incentive of token rewards just for signing up and allowing Consumer activities to be "recorded" and saved as a part of their Digital Picture.


Inside-out Go-to-Market
Outside-in Go-to-Market
CYDigital
CYDigital markets directly to Marketers, Brands, Merchants
Marketer becomes Customer, loads data into CYDigital platform
Marketer chooses not to upload their data
CYDigital
CYDigital markets directly to Consumers, driving sign-ups
Consumer accounts created, immediately rewarded with CYDT
Consumer activity is anonymously recorded. Activities are segmented into buckets. Consumer earns CYDT.
Consumers rewarded for anonymously sharing their data with Marketer via CYDigital
SPECIALS
Based on shared data, Marketer proffers offer via CYDigital
Consumer rewarded for viewing offer

After building a base of Consumers, and incenting Consumers to participate in its Friends and Family token sharing program, CYDigital will begin to recruit Marketers so that they may be able to present offers to the Consumer. This is the outside-in approach, where we drive outside Consumers into the Marketer. We project that each Consumer will receive 5 offers each month from recruited Marketers.

On average, we project a price of $2 USD to access the Consumer's DDR. So during the month, the average gross revenue per Consumer is $10 USD (5 offers x $2 USD per DDR access). Assuming 100K Consumers, this will generate $1MM USD.

For the Marketer to participate, they will need to pay to access the CYDigital Consumer base using CYDT, i.e., they will need to acquire CYDT in order to pay CYDigital and the Consumer.

Positive Effects from Token Velocity

As the Marketer base grows, CYDT becomes in higher demand. The same occurs with Consumers: as the Consumer base grows, CYDT rewards become in higher demand.

As a result, and because there will be a limited number of CYDT tokens minted (1B), CYDigital will need to purchase back from Consumers and other holders of CYDT their tokens in exchange for fiat.

This partially answers the question as to how Consumers can convert their CYDT holdings into cash. CYDigital's purchase of said CYDT is one way this will occur. The other method is for the Consumer to apply their CYDT towards the aforementioned Super Offers, so as to reduce the selling price of the Marketer's product or service.

Thinking ahead, as CYDigital begins to rollout additional services, the velocity of the CYDT token will additionally increase so that there is an ever-increasing need by CYDigital to purchase these tokens back from CYDT holders.

It is important to note that the CYDigital business model is built on an assumption that each CYDT will be purchased back from Consumers at a rate of $.1159 USD/CYDT.

THE MARKETER "OFFERS"

The initial service built using the CYDigital DApp is called the MOS (the "Marketer Offer System"), which focuses on delivering offers via CYDigital to specific Consumers willing to view these offers.

CYDigital has three types of offers meant to address Consumers who are at different stages of the buyer journey. In all stages, CYDigital strives to make the consumer experience noninvasive. All stages are opt-in with clear and easy-to-understand tools to toggle on and off.

Many Consumers are not yet familiar with digital tokens, so CYDigital has factored this into the system. CYDigital is creating a user-friendly DApp that will allow the Consumer to earn and use CYDT similar to how they interact with other user reward systems.

The Just in Time Offer


Advertiser
Query
Advertiser queries system
CYDigital returns query report and cost for offer distribution
Pay
Offer
Advertiser creates and submits offer details and reward parameters.
CYDigital makes offers available to Consumers
Distribute
Accept
Consumer accepts offer
Consumer receives CYDT reward via Smart Contract
Reward
Consumer

With the Just in Time (JIT) offer, Marketers submit a query to CYDigital for the target Consumers they are seeking. CYDigital then searches the accessible consumer-decentralized records to find suitable matches. This is done by searching through the Level 2 data for a first pass and then acting on those findings to further refine the results by searching through the Level 1 data (this is delineated further in the System Architecture section of this Business plan). Once the results are calculated, CYDigital then presents the Marketer with a report showing the number of suitable targets that match the query.

CYDigital will invoice the Marketer, payable in CYDT, to reach the suitable targets. The invoice amount to reach suitable targets is payable before the offer presentation takes place. CYDigital will then deliver the reward directly to the Consumer. A Consumer who accepts the offer will earn a CYDT reward and enter into a smart contract with CYDigital where the Consumer receives the offer and the Marketer receives a snapshot of the user's data consistent with the original query.

The Moment of Truth Offer


Consumer
Local DB
CYDigital
The CYDigital DApp records digital activity
Temporary data
With user permissions the CYDigital system creates real time marketing opportunities for Advertisers.
Moment of Truth Offers

Moment of Truth (MOT) offers are real time offers from Marketers to Consumers that are made at the most relevant time -- while Consumers are seeking to acquire goods or services. CYDigital achieves this through access to the transient local data source built into the Consumer DApp. This only happens with the permission of Consumers, who also can easily turn off access. While a Consumer is looking for goods or solutions, CYDigital will search its list of offers for those relevant to the Consumer's desires. When a suitable match is found,

CYDigital will inform the Consumer that an offer is available and serve it to them if desired. MOT offers are the most timely and relevant connections a Marketer can make with a Consumer. The CYDigital real-time MOT offer engine will be a key technology in the system.

The Super Offer


Advertiser
Create
Advertiser creates & submits a super offer priced in CYDT
CYDigital lists offer and alerts best Consumers
List & Alert
Review
Consumers review super offers
Consumer buys super offer with CYDT
Purchase
Pay
CYDT gets transferred to Advertiser via Smart Contract
Consumer

With Super Offers, Consumers can exchange CYDT for digital coupons via the Super Offers portion of the CYDigital Platform. A Super Offer is a high-value offer from Marketers that are open to all CYDT Consumers. Blockchain technology enables the creation of unforgeable digital coupons. The CYDigital Platform lets Marketers create smart contract-based digital coupons and allows Consumers to take advantage of these coupons using CYDT.

Super Offers allow the Consumer to benefit from all their data capture activities, rewards earned, etc., and convert their earned CYDT into real, tangible discounts from Marketers.

The Marketer is billed upfront by CYDigital for the placement of the Super Offer, where it is distributed to any segment of Consumers specified by the Marketer. Should the Consumer accept the offer, a smart contract is created between the Consumer and Marketer where in return for the offer acceptance, the Marketer receives a pre-specified amount of CYDT from the Consumer. The Marketer can then, in turn, use that CYDT for other CYDigital services.

SYSTEM ARCHITECTURE

The system architecture is designed to provide granularity and transparency while maximizing value for Marketers and for Consumers. The key components of the system architecture are the data store, the abstraction and query layer, and the smart contract interface.

The data store is an encrypted, multi-profile storage medium that captures user-selected, data-relevant actions such as browsing history, bookmarks, online shopping transactions and ad engagement. Consumers can view the data recorded in this data store and use it to track their own behavior. This data store creates a Digital Picture of the Consumer, and Consumers with

data in the data store have the option to share the encryption keys for that Digital Picture with CYDigital, allowing Consumers to participate in the CYDigital Platform.

The data store is a two-component system. The local component of the data store captures and encrypts Consumer data from the browser, while long term storage for the data happens via a decentralized data store ("Private Decentralized Data Record" or "DDR") where participants are compensated with CYDT when stored data is accessed. This distributed system is inherently resistant to hacking and data breaches since there is no single store of user records.

Once a Consumer shares their Digital Picture with CYDigital, an anonymized index corresponding to the user gets added to the CYDigital Consumers database via the data abstraction layer. This allows CYDigital to direct relevant offers to the Consumer. Searches against the database return anonymized and aggregated results for the number of Consumers matching the criteria specified in the search.

Data is obtained from Consumers via a smart contract layer. Marketers who wish to obtain a Consumer's data make a smart contract offer for the data they are requesting, which is forwarded to the corresponding Consumers. If they accept the offer, a snapshot of their data is transmitted to the Marketer and an amount of CYDT corresponding to the contract value is credited to the Consumer's account.


Consumer
Consumer set up
Local DB
CYDT Rewards
Referrals
DDR
Community
Dashboard
Surveys
Advertiser
Advertiser set up
Offers mgr.
Queries
Contracts
Dashboard
CYDT Position
CYDigital
Consumer mgr.
Machine Learning
Referrals system
Community portal
CYDT Rewards mgr.
Surveys system
DDR Management
DDR analysis
DDR location
DDR input & access
Advertiser mgr.
Matching engine
Contracts mgr.
Offer System
Super
Standard
MOT (real time)
Smart Contracts & Tokens
Blockchain
Consensus
Events & Actions
System Management
Token position
KYC AML
Actions
Buy/Sell
Smart Contracts

CYDigital System Architecture

CONSUMER DAPP

The primary purpose of the Consumer DApp is to allow Consumers to capture and encrypt their data. It also serves as a portal for Consumers when interacting with the CYDigital Platform. It provides tools to help Consumers manage the cryptographic security of their data, create and maintain their CYDT account, and provides insight for Consumers into their Internet usage (e.g. time spent on various websites). The Consumer-centric DApp allows Consumers to collect, manage, and securely store all the data from their various online activities.

The DApp has these features:

1. Can be toggled on or off.
2. Consumers can blacklist sites from data collection.
3. Certain types of data will not be collected, such as: financial data (credit cards, payment gateway info, banking) and adult content.
4. CYDigital Access to the collected data and processes can be turned off.
5. Consumer access to dashboard showing collected data.
6. Consumer tracking of what entities/Marketers have been given data snapshots (time, reason/offer, content)
7. CYDT balance and usage reports.

PRIVATE DECENTRALIZED DATA RECORD

As part of fulfilling CYDigital's commitment to user privacy, Consumers' data will be stored in a private decentralized data record (DDR) to which only the Consumer controls access via cryptographic keys. This data record serves as the secure storage for the Consumer's collected online activity data and will contain the history of all actions taken by the Consumer around that data. These actions can be in the form of data snapshot access, who received it, why was it given, and what did they get for it.

The interactions with the Consumer DApp are shown in the graphic to the right.


Sign Up
Installs DApp
Collect Data
Data collected to DDR
Grant Access
Grants CYDigital access to data
Share
Friends and Family sign up
Engage
Interact with Offers
Buy Into
Purchase high value Offers

IDENTITY TOKENS

In order to facilitate and control access to the DDR, as well as better protect Consumers, an Identity token will be used. The CYDigital service when wanting to access a Consumers DDR will first go to their identity token to ask for a temporary access token (like a Kerberos model). The identity token will contain the Consumer set permissions that will dictate the requester's (CYDigital) access rights. The identity token will also be used to store the personal information of the Consumer to further separate the data from and protect the Consumer. This access system sits in a micro service for greater flexibly in adoption of new services.

CYDIGITAL SEQUENCE DIAGRAMS


DDR access from DAPP
Consumer
DAPP Browser plug-in
Local DB
Access control
Identity token
DDR
New session
Asks to access Consumer DDR
& sends credentials
Checks credentials
location and permissions
location and permissions
Loads DDR
Delivers temporary access
rights and permissions
Checks permissions
settings and data
settings and data


Base Consumer DAPP interaction for activity data collection
Consumer
DAPP Browser plug-in
Local DB
Access control
Identity token
DDR
CYDigital
New session
Asks to access Consumer DDR & sends credentials
Checks credentials
location and permissions
location and permissions
Loads DDR
Delivers temporary access rights and permissions
Checks permissions
settings and data
settings and data
Online activity
Checks Black list
Stores online activity data
Checks access rights (re-do access if needed)
Stores collected activity data and settings changes intermittently and at session end
Informs system of usage
Rewards Consumer CYDT

Offers interaction Standard & Super


Consumer
DAPP
DDR
Identity token
Access control
CYDigital
Advertiser
Query based on demographics
Repeat unitl demographic list done
Asks to access Consumer DDR
& sends credentials
Checks credentials
location and permissions
location and permissions
Loads DDR
Delivers temporary access
rights and permissions
Run query
Store list (unique IDs)
Return results (no personal info) for deal
Send Offer details and mats
Send to all on list
Trigger Offer indicator
Selects Offers button
Collect standard and super offers
Present consumer offers
Select offer
Inform selection
Collect reward
Tick up reward indicator and inform Consumer of reward.
Inform Advertiser
Inform Consumer of reward


Offers interaction MOT
Consumer
DAPP Browser plug-in
Local DB
DDR
CYDigital
Shops (activity)
Checks Black list
Blocks adult content collection
Collects activity data to
Checks activity for key events
On key event send activity data (transient storage only)
Checks for matching offers
Trigger MOT indicator and send MOT offers
Present consumer MOT offer(s)
Select MOT offer
Inform selection
Collect reward
Tick up reward indicator and inform Consumer of reward.
Inform Consumer of reward

ANALYSIS LAYER

The Analysis Layer, acting on the decentralized record, will stratify Consumer data into several levels. These levels can be divided into three broad categories, although additional segmentation will exist in practice.

Level 0 data ('raw level') represents the raw data stream created by Consumers captured by the local storage application.

Level 1 data ('insights level') will take the raw data and abstract it into a human readable format that can be used by the data owners and, if selected by Marketers with whom they choose to share their data.

Level 2 data ('metadata level') will be used to uniquely identify Consumers, to track participation in the CYDT ecosystem, prevent fraud, and verify users.

Consumers will be able to peer into the contents at all levels so they retain control and ownership of their data.

MARKETER PORTAL

The Marketer Portal will allow Marketers to submit query requests so that CYDigital can find matching Consumers that have granted access to CYDigital. It will also provide analytics tools that Marketers can use to manage and understand the impact of their CYDT campaigns.

Pages	Page items and functions
Login page	We will have a business process for signing up Marketers. One of the items in that process will be setting up credentials for a custom portal. We will have an automated system for signing up and vetting Marketers.
Dashboard	Shows all active offers and activity on those offers. Past offers and historical activity such as executed smart contracts, clicks without commits, mouseovers, and more.
Marketer Portal	This page is the start page for Marketers. It includes: 1. Dashboard link 2. Just in Time Offer page link 3. MOT page link 4. Super Offer page link NOTE: All offers will be curated.
Standard Offer Query and Set Up	This starts with a demographic query made by the Marketer which leads to a response from CYDigital for the query. The Marketer then sets up the offer much like they would in the MOT offers and CYDigital delivers the offer to the Consumers.

MOT Offer Set Up page	We will do this via an automated process for taking in multiple items that can be shown to Consumers along with bounties for accepting the MOT offers.
Super Offer set up page	Super Offers are high value coupons that Consumers use CYDT to access. The Marketer can set up super offers and can also set up target demographic boundaries for the super offers.

SMART CONTRACT LAYER

Both the Marketer Portal and the Consumer DApp will provide tools for Consumers and Marketers to manage smart contracts centered around data exchange. Marketers can offer targeted smart contracts to Consumers who meet certain criteria. Consumers who accept the terms of these contracts will agree to share a snapshot of their Digital Picture with Marketers in exchange for a reward in CYDT.



Smart Contract Layer

COMPETITIVE DIFFERENTIATION

CYDigital believes that the following chart represents the differences between the proposed CYDigital Platform those of its likely competitors.



	CYDigital	Brave	Digi.me	Killi	Tide	Datacoup	Shopin	Datawallet
Consumer Focus Only	**Absolutely**	Yes	Yes	Yes	Yes	Yes	No	No
Requires Publishers?	**No way**	No	No	No	No	No	No	No
Reliance on an Ad Network?	**Nope**	No	No	No	No	No	No	No
Positioned as an Ad Platform	**Nay**	No	No	No	No	No	No	No
Requires Change in Consumer Behavior	**Jeez, no**	Yes	Yes	Yes	No	Yes	No	No
Consumer Purchases Required?	**Negative**	No	No	No	No	No	Yes	No
Added crypto to an existing business?	**No, no, and oh by the way, no**	No	No	No	No	No	No	No

Wayin, a zero-party data solution, was purchased by CheetaDigital (July 2019)

- NOTE: despite the need to change browsers, BAT (Brave) has 8MM monthly users with 100MM downloads (https://decrypt.co/10522/brave-privacy-browser-reaches-8-million-monthly-active-users). Also see https://batgrowth.com/
- There are programmatic advertising platforms that are NOT competitors: Kinds Ads, Engagement Token, TAP, Varianda, AXE, Impetus One, Permission.io, Noiz, Adbank (Blade)

CYDigital considers Brave and Digi.me as its main competitors, with one major difference. Both Brave and Digi.me require Consumer behavior changes, e.g., Brave requires the Consumer to use a completely different browser, and Digi.me requires the Consumer to setup and maintain all of their 3rd party accounts within their solution. CYDigital requires no changes in Consumer behavior, as it operates in the background without interfering with the Consumer's day-to-day online behavior.

Shopin and Datawallet are not focused on the Consumer, rather, they are focused on bringing their B2B solution directly to the Marketer as a means for the Marketer to mine their internal database for opportunities. As a result, Marketers can focus on only their internal database of Consumers, whereas all Consumers will be made available to all Marketers via CYDigital.

Note the Competitors in the footnote. These are companies whose business model is reliant on the participation of publishers and/or ad networks, and should be considered more ad tech focused rather than consumer data ownership focused. This is not CYDigital's model: we are not targeting nor reliant on publishers and/or ad networks. With our first service, MOS, we will be directly connecting Marketers and Consumers without the need of any intermediary.

CYDIGITAL ROADMAP/MILESTONES



THE CYDIGITAL TEAM

John Rizzo, CTO & Visionary

https://www.linkedin.com/in/rizzo/

With over 30 years of experience in the tech industry, John set out to start a company that would create a system that enabled Consumers to control their online data. Bringing his vision to fruition, John co-founded CYDigital, Inc., so named to reference the Company's mission of empowering Consumers to "Control Your Data." Before co-founding CYDigital, John held senior technology positions such as: Chief Architect at Vodafone Global, VP Technology at Aplix Corp, and SVP of Products and Innovation for Ubitus Inc. John has also worked on technology standards in the OMA (Open Mobile Alliance), OMTP (Open Mobile Terminal Platform), LiMo (Linux Mobile), OSGi (Open Services Gateway initiative), and the JCP (Java Community Process) where he was a two-term executive committee member. John was also awarded JCP Member of the Year in 2010 for his leadership. Thanks to these experiences, John brings to CYDigital his skills in engineering management, software architecture, embedded platforms, telecommunications, IP formation and management, mergers and acquisitions, business development, and advising start-ups in the technology sector.

Joe Rizzo, CEO

https://www.linkedin.com/in/joemktg/

Recognized as a leader in the marketing technology industry (including as the #3 MarTech Influencer by Onalytica), Joe has been providing strategy, software, and support guidance to B2B and B2C companies in the marketing technology (MarTech) industry since 2001. Eager to apply his expertise to create a new and improved market solution for Consumers and Marketers in the marketing technology industry, Joe co-founded CYDigital with CTO John. Before co-founding CYDigital, Joe founded OnDialog (was PluraPage), a landing page application integrated with Salesforce, and raised $7MM USDup through Series A (at peak, the company's valuation reached $25MM USD). Joe has dedicated his career to digital marketing since 1996, when he started one of the first eCommerce sites for Altec Lansing, the leading provider of desktop audio. At Altec Lansing, he helped break open the consumer market for digital audio utilizing then-new USB (in conjunction with Intel), and was named one of the top marketers throughout the technology industry. Joe has held CEO, CMO, and VP Marketing positions since the early 1990s, and has managed teams ranging from a handful to a team of 150.

Morgan Pierce, CMO

https://www.linkedin.com/in/morgnpierce/

Leveraging her backgrounds as a serial entrepreneur, global speaker, venture capitalist and growth hacker, Morgan joined CYDigital in order to help bring the company's vision to life and, thereafter, to the lives of Consumers and Marketers in the digital advertising industry. Morgan started her first technology business in 1988, and has since been involved with more than 30 successful start-ups in cybersecurity, fintech, MarTech, CRM and HR. A graduate of Columbia University with a degree in Computer Science and Economics, Morgan started her career as an entrepreneur launching two start-ups in three years, both with multi-million dollar exits. She then gained experience in the multinational arena as Director of Marketing for EMEA at Oracle. In 1999, while at Oracle, she designed the first multilingual Internet marketing platform to enter the market. Recruited out of Oracle to launch a technology investment fund for a group of high net-worth investors, Morgan began her role as venture capitalist and led a dozen companies through successful fundraising initiatives during the dotcom boom. She is now also an advisor to other start-ups aiming to leverage blockchain technology in the fintech and MarTech industries. Morgan is an accomplished public speaker and lectures globally about the blockchain technology industry.

Nicholas Lepley, PhD Data Scientist & Advisor

https://www.linkedin.com/in/nicholas-lepley-91148915

An experienced and credentialed data scientist, Nicholas serves as a key advisor to CYDigital. Nicholas began his career as an academic researcher, where he studied medical diagnostics, thermoelectric power generation, and completed a physics PhD focused on applied quantum mechanical modeling of lithium ion batteries. Upon witnessing the ways in which data was fundamentally changing culture, Nicholas left the field of physics to focus on data science and, thereafter, take part in CYDigital's mission of enabling Consumers to control their online data.

Founder Location

The founders of CYDigital are located in the United States, where CYDigital headquarters will be established. John Rizzo is located in the Bay Area of Northern California, and Joe Rizzo is located in Northern Virginia's Fairfax County. Corporate headquarters will be in Northern Virginia's Fairfax County, while a majority of the development will take place in Burlingame, CA.

FAQs

Do you have any other resources that I can review?

Yes. Here's a list of resource links that will help you further evaluate CYDigital…

Documents:

- Executive Summary: http://cydigital.io/CYDigital_Exec_Summary_CF_A.pdf

- Business Plan: **You're reading it!**

- Sales and Marketing Plan:
  http://cydigital.io/CYDigital_Sales_Marketing_Plan_v31.pdf

Graphics:

- The CYDigital Story

- CYDigital Go To Market

- How CYDigital Meets the Challenge

- CYDigital Competition

Video:

- CYDigital Explainer

- CYDigital Demo

Where can I find CYDigital on social media:

- Telegram: https://t.me/cyd.digital

- Twitter: https://twitter.com/CYD_digital

- LinkedIn: https://www.linkedin.com/company/cyddigital/

- Facebook: https://www.facebook.com/CYDigital-382138272275914/

- Instagram: CYD.digital

- Reddit: CYDigital

What's a brief description of CYDigital?

During the age of data privacy, CYDigital uses blockchain to enable brands and retailers to significantly improve their marketing by providing consumers with the ability to own their data and earn tokens for anonymously sharing it.

This approach is based on a novel yet simple concept: providing a means for the Consumer to capture, own, and selectively share and derive value from the data generated from all their offline and online activities. On a permission-basis only, Consumers are incentivized to make their data anonymously available to Marketers so that Marketers can reach very specific individuals with very specific and relevant offers.

Give me an overview of CYDigital.

Through CYDigital, consumers and marketers exchange anonymous data for tokens, and in the process, develop a deeper and more profitable relationship.

Go here for a graphical overview of our go-to-market and process.

What today's US Consumers don't know is that they are sacrificing approximately $890B of data value to digital conglomerates, without any remuneration!

Digital conglomerates (DigiCons) such as Facebook and Google have generated hundreds of millions, if not billions, of dollars by leveraging individuals' online data, a resources that is FREE to the DigiCon. As a result, today's Marketers are facing a data privacy backlash…created by those same behemoths…that impacts the Marketer's ability to reach specific targets with specific offers. And it's a privacy backlash that is driving U.S. state legislatures to enact data privacy protection laws. In addition, Marketers understand that the intermediaries are exploiting them by charging excessive fees for data and advertisements that end up reaching a wrong audience.

Yet in light of all this, greater than 60% of US consumers will be willing to share their data for a benefit!

That's our mission: enable consumers the share their data for tokens from marketers, exclude the DigiCons from the process, and disrupt this established marketplace.

Our approach is based on a novel yet simple concept: providing a means for the Consumer to capture, own, and selectively share and derive value from the data generated from all their offline and online activities. On a permission-basis only, Consumers are incentivized to make their data anonymously available to Marketers so that Marketers can reach very specific individuals with very specific and relevant offers.

As a result, Marketers will not only uncover new opportunities, but will also be in complete alignment with global, domestic and local privacy regulations, as well as remove digital conglomerates as middlemen to reach Consumers.

Our blockchain solution is unique: we do not require any change in consumer behavior, e.g., download and use a different browser. Nor is it required for the consumer to manually setup an account and populate it with information. CYDigital is an incredibly easy means for the consumer to leverage their data for profit, and a highly targeted means for marketers to reach the highly coveted targets.

Do you have a Business Plan?

Of course: you're looking at it!

We'd like to highlight the steps we're taking to move into the market, secure marketers and consumers, and grow the business (in alignment with our timetable, which you can view here).

1) We've built a proof of concept, and we need to now build our minimum viable product. The MVP is both marketer and consumer facing, thus it's a good deal of effort (read: manhours) to complete, thus our effort to raise seed funding.

2) With the MVP in place (3-5 months), we will attempt to secure a beta marketer to deploy the application. We will persevere to have our beta marketer to upload their data into our system so that consumer accounts can be created and populated with tokens, and online consumer behavior can be captured and owned by the consumer. Product usage begins, where offers from the marketer are delivered to targeted consumers, and consumers are rewarded with CYDT. This link gives you a graphical view of the process.

3) With this track record (marketers, consumers), we believe that we can then move forward with a Series A funding effort. The Series A funding will allow us to (a) expand our product development, (b) expand marketer sales effort, and (c) begin to market directly to consumers to drive signups.

What is the Customer Problem?

Marketers are facing consumer data privacy issues (trust and legislation), while digital conglomerates continue to increase ad pricing while squeezing efficacy. Consumer generated over $890B in data value, yet recover nothing in return for their data, even though over 60% are willing to exchange data for a benefit. Consumers want value for their data and marketers need a means to sidestep digital conglomerates while adhering to data privacy legislation in order to continually drive revenue.

CYDigital provides marketers with a means to build deeper relationships with consumers by providing consumers with the ability to own their data, and rewards for anonymously sharing it.

We give consumers data ownership, and we give marketers a means to adhere to data privacy legislation while driving greater revenue without those digital conglomerates.

Who are your markets?

We have two markets: the Marketer and the Consumer.

There are 3 specific marketer segments:

i)   Retailers of non-durables with an online presence with a preference towards those who market their own brands

ii)   Consumer brands that have an online presence with a burgeoning retail presence

iii)   The monolithic retailer

We will be taking budget from their search and social advertising spending, and we project that the marketer will spend on average $2 to reach highly targeted consumers. This is far and away less expensive than search and social advertising.

On the Consumer side, we are initially focused on the Gen Z, Millennial, and Boomer segments within the top 10 US MSAs. We will reach them via growth-hacking and online marketing.

What is your Business Model?

The initial service is called MOS (the "Marketer Offer System"), which delivers offers via CYDigital to specific Consumers willing to view these offers. It solves multiple problems: its anonymity adheres to data privacy constraints; payment goes to the consumer, not middlemen; and it targets consumers with greater specificity than other formats. It produces faster results than inbound marketing with greater targeting than outbound marketing.

We will generate revenue from marketers as they seek to present ads and offers to consumers in the CYDigital system, where we will charge the marketer on a per targeted consumer basis to present the ads/offers. On average, we project a price of $2 USD in order for the Marketer to access the Consumer's decentralized data record (DDR) via CYDigital (the DDR is the means by which consumers can capture and control their data). So as an example, assume during a month that the average gross revenue per Consumer is $10 USD (5 offers x $2 USD per DDR access). Assuming 50K Consumers, this will generate $500K USD.

How will you build a base of Consumers?

CYDigital will deploy two strategies to build its Consumer base:

- Inside-Out Approach where the strategy is to build and grow the Consumer base focused on the Marketer's Consumers: through Marketers, engage with their known Consumers.

- Outside-In Approach, where CYDigital will directly recruit Consumers.

This CYDigital Go To Market graphic explains the process.

Who are your competitors?

We have two main competitors, and both have traction. Brave relies on its Brave browser, which now has 8 million monthly active users, and they deliver ads and pay consumers via their browser. But we believe this is a limited audience, because they're now entering the browser wars which will cap their growth. Digi.me markets directly to consumers as a data security platform, and to businesses as a private data sharing platform. Our revenue comes from advertising, not data access, so our revenue potential is much higher. Please go here to see a review of CYDigital Competition.

Earlier this year, Wayin (a potential competitor) was purchased by Cheetah where terms were not disclosed. "It said the transaction, terms of which weren't disclosed, would increase its business in first-party data, or information that is gathered directly from consumers instead of being harvested or inferred by outsiders."

What are your competitive advantages?

We have two major competitive advantages:

1) Our blockchain-based solution is unique, and we will pursue patent protection to preserve this advantage. The core of the differentiation is our decentralized data record (DDR);

2) We operate in the background, i.e., we are innocuous, and require zero consumer management.

At the heart of our solution is the decentralized database record (DDR), which is the unique means by which all consumer data is captured and made available by consumers to prospective marketers. This is our defensible technology that will provide a 2-3 year window of competitive advantage.

What is your Go-to-Market / sales and marketing strategy?

We plan on a two-prong approach: going directly to Marketers, loading their database into the system, and giving them the capability of 360-degree view of their consumers…anonymously (currently they do not have this capability). For the second prong we plan to market directly to consumers to sign up for the CYDigital program.

We will be reaching our targeted marketing organizations using two methods:

1) Direct sales, via an in-house team of sales professional experienced in presenting and selling to marketing decision makers, supported by an inside sales team managing the lead flow into the organization; and,

2) The agency channel, i.e., ad and marketing agencies that service the marketer. We will build out a channel organization that will be measured by revenue generated by their agency customers.

We will build a growth hacking model to reach marketing organizations that relies on content marketing, communicated with events, from webinars to trade shows. To that end, we will build an in-house staff of experienced professionals focused on lead generation and content development. We will be taking budget from their search and social advertising spending, and we project that the marketer will spend on average $2 to reach highly targeted consumers. This is far and away less expensive than search and social advertising.

CYDigital has a dual strategy to bring Consumers into the Community by reaching Consumers directly and through the Marketers' databases, and by leveraging Consumer sharing activity. Both Consumer groups will be incented to join the community with offers delivered through growth hacking and social advertising. A strong Consumer base drives greater Marketer participation: the larger the population of Consumers, the more opportunities for Marketers.

What do you see as your top three challenges?

1) Hiring the right people for development, sales and marketing. Human resources is the number one issue that we will face.

2) Managing the financial flow of consumer rewards in real time. We will need to develop this extension to our overall product.

3) Data privacy legislation on a state by state basis, i.e., the more states enact such legislation, the better our sales environment. And with over 10 states having legislation or considering legislation, we are positive.

How large is the market?

1) The aggregate value of consumer data generated in the US is $890B.

2) Over 60% of consumers are willing to share their data for a reward.

3) The online advertising market is $82B for the US alone in 2019.

So there are two pressure points converging towards a midpoint: consumers wanting to be rewarded for their data, while marketers needing to find a means to gain greater efficacy from their budgets.

How is the CYDigital team qualified to meet the challenges in this marketplace?

Our team has over 100 years of combined tech, marketing and sales experience.

CYDigital will be challenged:

1) The technical challenges of building a product. The team has decades of software and platform experience, and are experts in building dev teams that perform.

2) The sales and marketing challenges of market entry and growth. The team has been recognized as marketing thought leaders, and its sales experiences focuses on sales hiring, motivating, compensation, training and closing.

What traction do you have?

Here's how we describe our traction thus far:

- People
    - Core Team in place (Gang of Four)
    - Board of Advisors in place
- Product
    - Outsourced dev partners selected
    - Proof of Concept completed
    - MVP plans completed
- Market Acceptance
    - Working the California State Legislature to effectuate "Data Dividends program
    - Similar effort with VA

- Components

    o Business plan

    o Business model with all financials

    o Website

    o Pitch deck

    o Videos

- Legal

    o C corp in Delaware

- Other

    o CYDigital is a part of the Feb 2020 NewChip Accelerator cohort

What is your Value Proposition?

Our initial customers will be brands and retailers in the U.S. looking for a more effective means to reach consumers, as these marketers are facing consumer data privacy issues (trust and legislation), while digital conglomerates continue to increase ad pricing while squeezing efficacy. Our solution solves multiple problems: its anonymity adheres to data privacy constraints; payment goes to the consumer, not middlemen; and it targets consumers with greater specificity than other formats. We project that our solution provides an ROI over 300% greater than search and social advertising.

What are your use of funds?

This is a simple response: funds will be used to finish the development of our MVP and to secure our first beta customer.

Who are your company leaders?

- Our CTO John Rizzo, who's expertise in platforms, standards and applications will guide the complete development process (https://www.linkedin.com/in/rizzo);

- Our CEO Joe Rizzo, who's background includes 3 startup management teams, B2C and B2B marketing, and proven revenue generator (https://www.linkedin.com/in/joemktg);

What are your key strengths and risks?

Key Strengths

1) Our technology is unique and will be IP protected.

2) Our team is seeped with experience across the functions critical for success.

3) We are marketers selling a marketing technology solution to marketers: we know the pain, and we've got the solution.

Key risks

1) Blockchain developers are rare.

2) The sales cycle via agencies can be very long.

3) The direct sales function has to be done correctly within a short time frame.

What key resources do you possess and need to go to the next level?

1) Again referencing the team's experience across the functions that are critical for success.

2) And we're experienced in the management of small to large teams.

3) We are technologists, and we're marketers: a rare breed.

What are your partner/vendor relationships

We are pre-revenue, so we do not possess customer/partner relationships. However, upon funding, we have two development partners waiting in the wings as outsourced development providers.

Moving forward, we'll need ad and marketing agencies partnerships where our partners understand the attraction of the solution, and dev vendors who will react quickly to our needs.

What are your top 3 metrics?

1) Cash Flow

2) Signed Marketers

3) Participating Consumers

What is CYDigital's SWOT analysis?

Opportunities:

- There are 2 recognizable consumer desires: (1) knowledge that data has value, they want compensation; (2) they want data privacy. Both factors impact CYDigital.

- In the U.S. alone, state legislatures are bringing bills to their respective floors for votes, some of which have passed and are signed: CA, ME, NV. Forthcoming: NY, MA, OR, WA.

- Marketers understand that the consumer data free ride is coming to an end. That factor, plus the continued rising costs for search and social advertising, leaves CYDigital is an excellent position as one of the best channels to use.

- Economic downturn would prove fruitful for CYDigital, as the value proposition will be viewed in a far better light, e.g., less costly, greater efficacy.

Threats:

- Facebook, Google, et al have only one view of the consumer, whereas CYDigital records all activity across all websites. However, should these monoliths band together and share data, CYDigital would lose this differentiation.

Strengths:

- Team: a very strong group of professionals with extensive experience. Veterans who have built start-ups as well as worked within the F500.

- Technology: applying unique and IP defensible approach built upon open source, thus adaptable to ongoing changes as well as welcoming to partnerships.

- Sales and Marketing: significant knowledge and experience across all dimensions of these two functions.

- Market knowledge: the team has a deep understanding of the MarTech industry

- Given the ongoing experience with the state of California and the company's involvement with the Data Dividends program, the company can bring the same expertise to other state legislative and executive bodies.

Weaknesses:

- Will need to bring in Finance expertise to help build internal controls and reporting.

- Currently at a standstill as the company needs a cash infusion to continue product development.

- The flow of CYDT needs ongoing analysis and management, based on sound economic practices. We will need to bring this expertise in-house.

CYDIGITAL EXECUTIVE SUMMARY

> **The only perpetual natural resource where the originator is not compensated…**
>
> **Consumer Data.**

The Ever-Evolving Environment for Marketers

At first, browsing was the trigger for banner advertising. As consumer usage grew, so did the need for search, thus the emergence of Google, AltaVista and Internet Explorer, which in turn led to search engine advertising. Then as the need for online gathering led to social platforms, social advertising was launched. Now consumers want to protect their data and their privacy. How does a marketer operate in this environment?

Digital conglomerates (DigiCons) such as Facebook and Google have generated hundreds of millions, if not billions, of dollars by leveraging individuals' online data with Marketers for exorbitant fees while search & social advertising continues to grow at a double digit pace. As a result, today's Marketers are facing a data privacy backlash…created by those same behemoths…that impacts the Marketer's ability to reach specific targets with specific offers. And it's a privacy backlash that is driving U.S. state legislatures to enact data privacy protection laws (not to mention discussion of a national law to do the same). In addition, Marketers understand that the DigiCons are exploiting them by charging excessive fees for data and advertisements that end up reaching a wrong audience. Meanwhile, Consumers understand that their personal information and online data are at risk when the DigiCons aggregate and sell such data without each Consumer's case-by-case approval. What today's US Consumers do not know is that they may be sacrificing approximately $2500/user ($890B total in the US alone) of data value to these companies.

CYDigital and Its Value Proposition

In the age of data privacy, CYDigital uses blockchain to enable Marketers to reach consumers by providing consumers with the ability to own their data, and rewards for anonymously sharing it.

This approach is based on a novel yet simple concept: providing a means for the Consumer to capture, own, and selectively share and derive value from the data generated from all their offline and online activities. On a permission-basis only and anonymously, Consumers are incentivized to make their data available to Marketers so that Marketers can reach very specific individuals with very specific and relevant offers.

As a result, Marketers will not only uncover new opportunities, but will also be in complete alignment with global, domestic and local privacy regulations, as well as remove digital conglomerates as middlemen to reach Consumers.



Consumers rewarded for anonymously sharing their data with Marketer via CYDigital → Based on shared data, Marketer proffers offer via CYD ad → Consumer rewarded for viewing offer

CYDigital refers to this as "inverted advertising," where the complete processes of outbound marketing and inbound marketing are flipped on its head.

Outbound marketing refers to any kind of marketing where a company initiates the conversation and sends its message out to an audience[1]. This includes techniques such as search engine advertising, social advertising and email marketing. Inbound marketing is a marketing methodology that is designed to draw visitors and potential customers in, rather than outwardly pushing a brand, product or service onto prospects in the hope of lead generation or customers[2]. Whereas with outbound marketing the Marketer blindly reaches out to Consumers without the Consumers' permission, and inbound marketing spreads content with the hope of reaching the correct Consumers, inverted advertising allows Consumers control the advertising process where they are paid for anonymously sharing their data, for providing permission to reach them, and for showing interest in the Marketer's advertisement/offer, aka CYD ads.

As a result, Marketers:

- Are in compliance with any data privacy legislation, as they do not own the Consumer's data nor are they able to store the Consumer's data.
- Are able to target consumers with greater specificity than any other format, as the method of targeting is based on real information provided by the Consumer…anonymously.
- Are compensating the Consumer for sharing their data and viewing their advertisements, as opposed to compensating the DigiCons.

While Marketers enjoy these benefits, Consumers benefit as well:

- They will finally have the capability of capturing, owning and profiting from their data.
- They will receive advertisements and offers that they want to receive.

To facilitate the selective exchange of Consumers' online data with Marketers, CYDigital is creating a token (the "CYDT Token" or "CYDT"[3]) to function within the CYDigital Platform as a basis to reward

---

[1] Wordstream, What is Outbound Advertising, https://www.wordstream.com/outbound-marketing.
[2] Optimizely, What is Inbound Marketing, https://www.optimizely.com/optimization-glossary/inbound-marketing/
[3] For purposes of clarity, CYDT will not entitle holders thereof to any equity rights in CYDigital as a corporate entity.

Consumers and to be used by Marketers as a means to compensate CYDigital for use of its platform. Within CYDigital and its initial service called the Marketer Offer System ("MOS"), Marketers will be able to:

- Receive CYDT when Consumers exchange their CYDT for the Marketers' rewards or discounts;
- Use their CYDT to reward targeted Consumers for granting them access to their Digital Pictures;
- Use their CYDT to reward targeted Consumers for engaging with their offers; and
- Buy CYDT from CYDigital when they need a certain amount of additional CYDT to access Consumers to present their offers.

Consumers will be able to:

- Earn CYDT by signing up for a Consumer account on the CYDigital Platform;
- Earn CYDT by allowing the CYDigital Platform to track and store their online-generated data;
- Earn CYDT when referred friends and family sign up for the CYDigital Platform;
- Receive CYDT when they selectively share the Digital Picture created by their online data with Marketers;
- Receive CYDT by engaging with Marketers' offers;
- Use their CYDT to access rewards and discounts offered by Marketers; and
- Buy CYDT from CYDigital when they need a certain amount of additional CYDT to access a desired reward or discount offered by a Marketer.


Sign Up
Installs DApp
Collect Data
Data collected to DDR
Grant Access
Grants CYDigital access to data
Share
Friends and Family sign up
Engage
Interact with Offers
Buy Into
Purchase high value Offers

Thus, there will be a variety of covetable consumptive uses for the CYDT for all participants within the CYDigital Platform.

Overview of the CYDigital Platform's Mechanics

The CYDigital Platform will operate, in part, via a decentralized application (a "DApp"), available via both a mobile app and a website. Consumers will be able to sign up for accounts on the mobile app or the website and will be able to input preliminary demographic data upon account sign-up. This preliminary demographic data will create a baseline Digital Picture of each Consumer.

The DApp will also include a plug-in, browser extension that Consumers will be able to toggle on or off, such that Consumers can enable or disable the DApp's tracking of their online activity. When a Consumer toggles the browser extension's tracking "on," the DApp will track the Consumer's online activity and create a more nuanced Digital Picture of the Consumer, which is stored in the DApp's secure data vault (the "Data Vault"). Consumers will be able to view and exclude certain previously-tracked data from their Digital Pictures on an ongoing basis. Within this infrastructure, Consumers

will be able to selectively share their Digital Pictures with Marketers for the Marketers' market analysis or advertising purposes.

If a Consumer opts in to receive opportunities to share his or her Digital Picture with Marketers, the decentralized analysis layer in the Data Vault (the "Vault Analysis Layer") will aggregate high-level demographic and interest-related information from the Consumer's Digital Picture. Marketers will be able to request reports generated by the Vault Analysis Layer ("Analysis Layer Reports") to identify the subset of Consumers that are likely interested in the Marketer's product or service. Once a Marketer has identified this targeted subset, the Marketer can issue an offer to the subset, in which the Marketer offers CYDT to the Consumers who agree to receive advertisements and/or offers.


Consumer
CYDigital
The CYDigital DApp records digital activity*
Local DB
Temporary data
Activity data is transmitted via a high-performance secure protocol to a cryptographically-secured individual decentralized data record (DDR)
DDR
Query
CYDigital runs the advertiser query against Consumer DDRs who have granted access to CYDigital
CYDigital
Submit target
Return results*
Send offer details
Advertiser
* Except blacklisted and blocked data
* Contains no personal data

As a result of these Digital Pictures, Marketers will be able to:

- Better understand and cater to their target market, resulting in deeper and longer lasting relationships;
- Determine the best way to tailor offers to their targeted Consumers;
- Create "Just in Time Offers" or "Moment-of-Truth Offers" ("MOT") in which they offer CYDT to Consumers to engage with their advertisements, where the ads pop-up via the targeted Consumers' browser extensions;
- Determine how to structure and deliver "Super Offers," which are discounted offers for their products or services, to attract the targeted Consumers to their brand, and;
- Be in a position to execute on additional solutions that take advantage of blockchain benefits, e.g., data privacy programs, loyalty programs, etc.

CYDigital expects that Marketers will adopt our philosophy of shared value, respect for Consumers' time and attention, noninvasive communications with Consumers, and a Consumer's right to own their data.



CYDigital Go to Market



CYDigital Milestones



Building the Marketer/Consumer Relationship, One Blockchain at a Time

The only perpetual natural resource where the originator is not compensated…

Consumer Data.

Our new application is designed to compensate Consumers for their data while significantly improving the Marketer's ROI.

CYDigital™

THE EVOLVING ENVIRONMENT FOR MARKETERS

Banner advertising, then search engine advertising, then social advertising.
Now consumers want to protect their privacy.

US Consumers generate $890B of data in 2019 and receive **nothing** for it....



...yet > 60% will exchange data for a benefit!

In the U.S., data privacy state legislation is on the rise...



...while national legislation is being discussed.

Search and Social advertising grows...



...while the marketer's share of voice decreases

With all these pressures, how can marketers reach consumers in the age of data privacy?

CYDigital ™

DELIVERING BLOCKCHAIN TO EMPOWER MARKETERS

- During the age of data privacy, CYDigital uses blockchain to enable brands and retailers to significantly improve their marketing by providing consumers with the ability to own their data and earn tokens for anonymously sharing it.

- We call it "Inverted Advertising."

- Marketers reward consumers for anonymously sharing their data and viewing ads, aka CYD ads.



Consumers rewarded for anonymously sharing their data with Marketer via CYDigital





Based on shared data, Marketer proffers offer via CYD ad





Consumer rewarded for viewing offer

CYDigital

UNDERLYING TECHNOLOGY


Consumer
CYDigital
The CYDigital DApp records digital activity*
Local DB
Temporary data
Activity data is transmitted via a high-performance secure protocol to a cryptographically-secured individual decentralized data record (DDR)
DDR
Query
CYDigital runs the advertiser query against Consumer DDRs who have granted access to CYDigital
CYDigital
Submit target
Return results*
Send offer details
Advertiser
* Except blacklisted and blocked data
* Contains no personal data

- The DDR (the secret sauce) and the use of blockchain is unique
  - And offers a competitive advantage
- We will be pursuing IP protection

CYDigital™

GO-TO-MARKET

- We are selling *anonymous* consumer access to Marketers.
  - Advertiser compensates CYDigital to query and access DDRs
  - CYDigital shares portion of compensation with Consumer
- Pricing
  - Average $2/Consumer
- Targeting
  1. Retailers of non-durables with an online presence with a preference towards those who market their own brands
  2. Consumer brands that have an online presence with a burgeoning retail presence
  3. The monolithic retailer
- Via
  - Direct Sales
  - Agency as Channel





Inside-out Go-to-Market
Outside-in Go-to-Market
CYDigital
CYDigital markets directly to Marketers, Brands, Merchants
Marketer becomes Customer, loads data into CYDigital platform
Marketer chooses not to upload their data
CYDigital
CYDigital markets directly to Consumers, driving sign-ups
Creative Marketing
Growth Hacking
Analytics, Testing, Optimization
MarTech
Consumer accounts created, immediately rewarded with CYDT
Consumer activity is anonymously recorded. Activities are segmented into buckets. Consumer earns CYDT.

CYDigital

COMPETITION

	CYDigital	Brave	Digi.me	Killi	Tide	Datacoup	ShopIn	Datawallet
Consumer Focus	**Absolutely**	Yes	Yes	Yes	Yes	Yes	No	No
Requires Publishers?	**No way**	No	No	No	No	No	No	No
Reliance on an Ad Network?	**NO**	No	No	No	No	No	No	No
Positioned as an Ad Platform	**Nay**	No	No	No	No	No	No	No
Requires Change in Consumer Behavior	**No**	Yes	Yes	Yes	No	Yes	No	No
Consumer Purchases Required?	**Negative**	No	No	No	No	No	Yes	No



Wayin, a zero-party data solution, was purchased by CheetaDigital (July 2019)

- NOTE: despite the need to change browsers, BAT (Brave) has 8MM monthly users with 100MM downloads (https://decrypt.co/10522/brave-privacy-browser-reaches-8-million-monthly-active-users). Also see https://batgrowth.com/
- There are programmatic advertising platforms that are NOT competitors: Kinds Ads, Engagement Token, TAP, Varianda, AXE, Impetus One, Permission.io, Noiz, Adbank (Blade)

CYDigital™

MARKET SIZING

	TAM	SAM	SOM
ADVERTISERS	60,000 US Online Advertisers	31,000 US Online B2C Advertisers	82 Cumulative Advertisers by end of 4th year (before churn)
AD SPENDING	$241B 2019 US Total Media Spending	$82B 2019 US Search & Social Advertising Spending	$118M Projected Revenue by end of 4th year
CONSUMER DATA	$890B 2019 US Data Value generated by consumers	$534B 2019 US Data Value that consumers are willing to share	$65M Projected value delivered to US consumers by the end of 4th year

CYDigital™

PROJECTED FINANCIALS



- We are breakeven in the middle of year 3
- Year 4 revenue >$180MM



- Everything scales, except consumer support and sales
- Our plan includes reducing consumer support via bots, and marketer self-signup



- Net number of consumers (includes churn)
- Gross number higher



- Net number of advertisers (includes churn)
- Gross number higher

CYDigital

TRACTION

People

- Core Team in place (Gang of Four)
- Board of Advisors

Product

- Outsourced dev partners selected
- Proof of Concept completed
- MVP plans completed

Market Acceptance

- Working the California State Legislature to effectuate "Data Dividends program
- Similar effort with VA

Capital

- Term Sheet available for review
- NEW: now part of the Feb 2020 NewChip Accelerator cohort

Components

- White Paper
- Business model with all financials
- Website
- Pitch deck
- Videos

Legal

- C corp in Delaware

CYDigital™

MILESTONES


Problem and Solution Identified, Team Assembled
1H'18
White Paper published
2H'18
Initial prototyping
1H'19
Proof of concept
Q3'19
Commence fundraising
Q4'19
Close on seed round, begin outsourced development
Q1'20
Release v.5; engage discussions with marketers, agencies
Q2'20
Release v.9
M7'20
Close Series A; onboard dev team, CFO, CMO, VP Sales; start marketer and consumer marketing
M8'20
Release v1; start sales
M9'20
Release v1.1
M11'20
Close Series B; list CYDT on exchanges; onboard counsel
M12'20
Onboard 3 clients
Q1'21
Onboard 3 clients; close Series C
Q2'21

CYDigital™

TEAM

Management



John Rizzo, CTO & Visionary
https://www.linkedin.com/in/rizzo



Joe Rizzo, CEO
https://www.linkedin.com/in/joemktg



Morgan Pierce, CMO
https://www.linkedin.com/in/morgnpierce



Nicholas Lepley, PhD, Data Scientist
https://www.linkedin.com/in/nicholas-lepley-91148915

Technology leader with experience covering architecture platforms, standards and applications.

B2C and B2B marketer with startups to F500. As company founder, raised $7MM through Series A (valuation peaked at $25MM).

Serial entrepreneur, global speaker, venture capitalist and growth hacker. Columbia University grad, BS in Computer Science and Economics

PhD focused on applied quantum mechanical modeling of lithium ion batteries. Left the field of physics to focus on data science.

Advisory Team includes ex-CIO, CTO of Social Security Administration; company founders with startup experience; IP attorney

We WANT our investors to participate as a part of the Advisory Team.

CYDigital™

FUNDING AND RETURN

Seed Investment

A raise of $325k through the sale of

Preferred A:

- To complete MVP dev, sign initial marketer(s), upload initial consumers

- $2MM pre-money valuation

Follow-on Investments

Series A: $5MM raise after seed

- We will have a product, customers, consumers

Series B: $12.5MM raise after Series A

- We will have a full dev and management team in place

Exit

We believe that we will be an acquisition target within a 3-4 year timeframe by a search/social ad platform:

- A large consumer and marketer base

- Protected IP

CYDigital ™

THANK YOU

- CYDigital Inc. is a C-corp (Delaware)

- Attorneys

  - Corporate: Shulman Rogers, Potomac, MD

- Bank: BB&T in Reston, VA

John Rizzo

john@cyd.digital

415.233.2610

https://www.linkedin.com/in/rizzo/

Joe Rizzo

joe@cyd.digital

703.244.8516

https://www.linkedin.com/in/joemktg/

CYDigital ™